Exhibit 99.1

Annual report

and

Consolidated financial statements

for

Oatly Group AB (publ)

559081-1989

Financial year

2021

The Board of Directors and CEO of Oatly Group AB (publ) hereby present the Annual Report and consolidated financial statements for the 2021 financial year.

The consolidated financial statements have been prepared in US dollars (USD), and all amounts are in thousands of US dollars (TUSD) unless otherwise specified. The Annual Report for the Parent Company has been prepared in Swedish kronor (SEK), and all amounts are in thousands of Swedish kronor (TSEK) unless otherwise specified.

Administration report

Information regarding the operations

The Group’s CEO is employed in Oatly Group AB (publ) and handles the administration of the Group and its financing. The major operations in the Group take place in underlying companies, primarily in Oatly AB. Oatly AB is an innovative company operating within Sustainable Nutritional Health. The Company develops, produces and sells oat-based dairy substitute products, primarily under its own brand, Oatly. The goal is to be an international lifestyle company which is world-leading in its technological area and drives the change toward more plant-based consumption.

The Company’s registered office is in Malmö, Sweden.

Ownership

Oatly Group AB is owned to 45.9% by Nativus Company Limited. None of the remaining shareholders own more than 10%.

Significant events during the financial year

In May 2021, we completed our IPO on the Nasdaq Global Select Market in the US. In connection with the IPO 64,688,000 ADSs were sold, each representing one ordinary share. The ADSs were sold at an initial public offering price of $17.00 per share for net proceeds to the Company of approximately MUSD 1,037.3, after deducting discounts and commissions of MUSD 52.2 and offering expenses of MUSD 10.

During the year, we had strong sales performance in our key markets: above all, performance in China and the US has been excellent. Sales for 2021 totaled TUSD 643,190 (421,351) and the operating loss was TUSD -213,743 (-47,093). The loss was not only an effect of the large marketing investments made in connection with our entry into major new markets such as the US and China as well as investments in our organization to support an ever larger and growing business, but also direct and continuous expenses related to our IPO on the Nasdaq in the US. The pandemic caused delays with the scheduling of our new production facilities, which had a negative impact on our operating profit. We were also impacted by increased cost inflation during the second half of 2021.

New production facilities in Ogden, Utah, Singapore and Ma’anshan, China went into operation in 2021 and the capacity of our operations in Vlissingen, the Netherlands has doubled. Three additional facilities respectively in Peterborough, UK, Fort Worth, US, and China (Asia III) are currently under construction or in the planning stage and are expected to open in 2023.

The COVID-19 pandemic has had, and we expect it will continue to have, certain negative effects on our operations that could have a material negative impact on our financial position and earnings. However, in 2021, we have seen a continued increase in sales to our café and restaurant customers as restrictions were eased in the US and Europe, while our sales and operations in China were increasingly affected in the second half of 2021 by increasingly strict travel restrictions and lockdowns. Due to the pandemic, supply chains have been affected and caused disruption in our operations during the year. This has made it more difficult to build up our sites and thus resulted in lower-than-expected production output at our facilities in Ogden, Utah, Singapore and Ma’anshan, China. In addition, it has become more difficult to obtain spare parts for the repair and maintenance of our existing facilities, as well as equipment and materials for our new facilities.

The Group has taken several risk-reduction measures to limit the impact that COVID-19 has had on the operation. The health and safety of our employees and their families has been our top priority, and we have also focused on minimizing risks to the operation so that it could continue. Our focus has been on the production and delivery of our products. Every production facility has, when necessary, taken measures to be able to work in shifts, and each work crew has been isolated to minimize the spread of the virus among production staff. Our most important suppliers have implemented similar measures.

Our credit losses from customers did not increase substantially during the pandemic.

Overall, we can conclude that demand for plant-based products continued to increase during the pandemic, especially in the US, where oats continue to take market share from other types of plant-based beverages, which has benefited our business. The growth rate has also remained very high in Asia.

In connection with the IPO, a long-term incentive program (“LTI 2021”) was initiated and effective from May 2021. The program includes board members, management and employees (including qualifying consultants who work full-time for the group and over a longer period). The principal purpose of the of the LTI 2021 is to attract, retain and motivate employees, consultants and members of the Board of Directors through the granting of share-based compensation awards and cash-based performance bonus awards from 2021 and onwards. For further information of the program, refer to Note 9.

New Group subsidiaries were formed in China and Austria during the year as part of our continued international expansion.

In April 2020, the Group received a shareholder loan in the amount of MUSD 87.8 divided into EUR, USD and SEK. The shareholder loan was paid off in connection with the Company's IPO in May 2021, partly through repayment and partly through conversion to shares. For additional information, refer to Note 3.1.4 and Note 27.

The Group’s borrowings were renegotiated in April 2021, which resulted in a new financing agreement. The Group’s borrowings comprise a three-year multicurrency sustainability credit facility in the amount of SEK 3.6 billion (equivalent of MUSD 397.8), linked to both financial and non-financial key ratios. Refer further to the disclosure in Note 3.1.4.

Our primary requirements for liquidity and capital are to finance working capital and capital expenditures to support our growth. We expect to use the proceeds from our initial public offering to fund our continued expansion. Some of the cash received in the IPO has been invested in different short-term investments, namely funds, bonds and certificates, for the purpose of securing and increasing the value until the cash is needed for investments in the business. The short-term investments are made in SEK and USD. Funds consist of primarily “money market funds”, i.e. a kind of mutual fund that invests in highly liquid, near-term instruments and high-credit-rating and debt-based securities with a short-term maturity. Bonds and certificates consist of corporate bonds and commercial papers.

As of December 31, 2021, there were 591,777,001 ordinary shares outstanding with a nominal value of USD 0.00018 (SEK 0.0015) per share. At an Extraordinary General Meeting held on March 15, 2021, a bonus issue with a registration date of March 22, 2021 was approved. The bonus issue resulted in an increase in share capital of TUSD 64. The number of shares was unchanged. The nominal value per share was changed to USD 0.00017 from the previous value of SEK 0.00148. Refer further to the disclosure in Note 24.

Significant events after the end of the financial year

We closely monitor the course of events regarding the Russian invasion of Ukraine. While the invasion primarily impacts the population of Ukraine, it also impacts the rest of the world with the uncertainty that the situation entails. Ukraine and Russia are major global suppliers of agricultural products and Russia is a major supplier of fertilizers. We do not purchase ingredients from either Ukraine or Russia. Our assessment is that the situation has no direct impact on our operations but may lead to an indirect impact given the role of Ukraine and Russia as global exporters of agricultural products.

In February 2022, a securities class action complaint was filed under the caption Hipple v. Oatly Group AB et al., Index No. 151432/2022, in the New York County Supreme Court against the Company, certain of its officers and directors (including a former director), among others, alleging violations of the Securities Act of 1933. The Company disputes each and every claim and intends to defend this matter vigorously.

In March 2022, Plaintiffs in In re Oatly Group AB Securities Litigation, Consolidated Civil Action No. 1:21-cv-06360-AKH, the securities class action pending in the United States District Court for the Southern District of New York, filed a consolidated amended complaint against the Company and certain of its officers and directors (including a former director), among others, alleging violations of the Securities Act of 1933, in addition to violations of the Securities Exchange Act of 1934 and SEC Rule 10b-5. The Company disputes each and every claim and intends to defend this matter vigorously.

On March 28, 2022, the SRCF Agreement was amended for the purpose of, among other things, (i) postponing the application of the minimum EBITDA financial covenant from the third quarter of 2022 to (A) the second quarter of 2023 or (B) provided that the Group has successfully raised capital of at least $400 million by December 31, 2022, the second quarter of 2024, (ii) lowering the applicable tangible solvency ratio financial covenant levels, and (iii) introducing further restrictions on dividends from the Company stipulating that, following the exercise of the covenant conversion right, in addition to the requirement that no Event of Default (as defined in the SRCF Agreement) is outstanding or would occur immediately thereafter, any dividend from the Company is subject to the total net leverage ratio being equal to or less than 1.00:1 immediately before and after the making of such dividend.

During May 2022, Oatly Group AB (publ) has issued and allotted 650,000 ordinary shares following exercise of 650,000 warrants as part of the Company’s long-term incentive plan. As of 9 May 2022, the number of shares and votes in the Company amounts to 592,427,001.

Expected future development and significant risks and uncertainties

The plant-based category is continuously growing strong at a global level, and in 2022 the Group will continue its efforts to establish and grow the operations in several of the world’s largest markets, including our focus on expanding our production capacity to manage the higher demand for our products.

As indicated above under “Significant events during the financial year,” the COVID-19 pandemic and the measures taken in different countries to limit the spread of the virus had a noticeable impact on our operations and financial position in 2021, both positive and negative. Whether revenue and profitability will be affected in the future depends on how markets where the Group operates are affected by COVID-19, and the extent to which measures and restrictions are expanded or lifted. We expect that revenue from our food service customers in China will continue to be negatively affected during the first six months of 2022 due to the increasing strict restrictions implemented in the country during the first quarter. However, it is difficult to predict demand from food service customers and the retail sector going forward, and if the COVID-19 pandemic continues to what extent this could affect our future sales development and planning.

As we enter 2022, we expect inflationary pressure to affect our costs of goods sold more generally, since prices of oats and other raw materials, as well as packaging materials, are rising due to multiple factors such as a poor harvest in Canada, additional disruptions to the supply chain as a consequence of the pandemic and the latest geopolitical events, the war in Ukraine and its impact on the world. We also expect elevated inflation levels related to labor, energy and co-packing.

We plan to open three additional new facilities in Peterborough in the UK, Fort Worth in the US, and in China (Asia III) in 2023.

Foreign branches

Oatly AB has a branch registered in the UK (No. BR019254). The branch has been dormant in the financial years 2021 and 2020.

Innovation

Oatly works extensively with innovation. This area includes product development, research and process technology and innovative distribution solutions and sales channels. In addition to the development of new products and concepts, product care – that is, continual improvements and the further development of existing products and concepts – is important. Oatly’s technology for producing liquid oats is, and shall continue to be, the best in the market. With the help of advanced process development and research, we strive to generate innovative process technology to develop new and functional product characteristics. We also undertake research which strengthens and documents the products’ physiological effects and health-enhancing characteristics.

Financial risk control and use of financial instruments

Through its operations, the Group is exposed to various financial risks attributable to primarily cash, short-term investments, trade receivables, trade payables and liabilities to credit institutions. The financial risks are market risk, mainly interest risk and currency risk, credit risk, liquidity risk and refinancing risk. The Group strives to minimize potential unfavorable effects from these risks on the Group’s financial results. Refer to Note 3 for further information on the Group’s management of financial risks.

Other non-financial disclosures

The Group works actively on systematic and practical occupational health and safety activities and the goal is a safe workplace with a high level of employee attendance and zero accidents. The Group also works actively on equality- and issues of equal treatment together with an updated equal treatment policy. In Sweden, there are collective agreements signed with Livsmedelsföretagen and Livsmedelsarbetareförbundet, Unionen, Sveriges Ingenjörer and Ledarna.

Operations subject to permits

Our operations in Landskrona, Sweden are licensable under the Environmental Assessment Ordinance (SFS 2013:251): 15.90-i and 90.15-i. The B license becomes mandatory in principle when production exceeds 10,000 tons. Since December 2020, we have used a new license to conduct existing and expanded operations in the form of 200,000 tons of product per calendar year. The license also covers the construction and operation of a waste treatment plant for the operation’s process wastewater. The license includes a right to discharge process wastewater to the municipal treatment plant through December 31, 2021, after which process wastewater is treated in the Company's own waste treatment plant and then discharged into the Lundåkra basin. The previously submitted application to conduct an existing, expanded and partially supplemented operation for up to 500,000 tons of product per calendar year has been withdrawn, and the Skåne County Administrative Board made a decision to dismiss the case on December 21.

Further, the Group has operations subject to permits related to the production sites in the US, UK, the Netherlands, Singapore and China.

In the US, all operating licenses, permits, and other authorizations are approved for our current operations in Millville and Ogden. Ogden has the necessary FDA Food Facility Registration, FCE (Food Canning Establishment) registration number and the Certificate of Registration for Food Establishment from the Department of Agriculture and Food, State of Utah. Millville completed their British Retail Consortium (“BRC”) unannounced audit for 2022. Ogden completed their BRC audit for 2022.

In the UK, the permit process in ongoing at the production site according to plan.

In the Netherlands Vlissingen, we have licenses, permits and other authorizations necessary to support our current operations and anticipated growth. Vlissingen had the renewed BRC certificate in June 2021 and will have the next audit in July 2022.

In Singapore, we received production permit in March 2021 with renewal in April 2022. The BRC certificate has been issued in January 2022 and will be renewed annually.

In China Ma’anshan, we have licenses, permits, and other authorizations necessary to support our production since September 2021. Ma’anshan had the BRC in January 2022 and will be renewed annually.

Environmental impact

Our vision is to be a Company that leads a global movement to reduce consumption of cow’s milk by 50%. Our goal is to make it easy for people to eat better and live healthier without negatively affecting the planet's resources. This focus on sustainability is a mindset that is woven into our entire company and helps us to navigate business decisions. We have worked with and continue to work with farmers, suppliers, researchers and other partners throughout our entire supply chain to develop our products in a way that we believe is beneficial to our customers and the world around us, and we endeavor to develop targets that help us achieve these goals.

We try to do our part to make the global food system more sustainable, in line with the UN Sustainable Development Goals (UN SDGs) and the Paris Agreement on climate change. As a significant purchaser of oats internationally, we try to purchase oats responsibly and to cooperate with suppliers and farmers in order to promote sustainability improvements for this crop. We are engaging in several initiatives to support our mission, such as cooperating with farmers and other stakeholders in the supply chain who wish to employ production methods with high sustainability standards.

Sustainability report

A Sustainability report is prepared by Oatly AB, the largest subsidiary in the Group, and the report will be separately published at www.oatly.com.The report will give an account of our overall work on pursuing a greater transformation of society, linked above all to production and consumption of plant-based food and drink.

Sales, earnings and financial position, Group

Group (TUSD)	2021	2020	2019
Revenue	643,190	421,351	204,047
Loss before tax	-215,048	-57,950	-34,367
Total assets	1,628,912	678,929	349,220
Equity/asset ratio* (%)	76.4%	48.0%	53.8%
Average number of employees	1,280	623	395

* Total equity as a percentage of total assets.

Proposed appropriation of profits

The Board of Directors proposes that profits available for disposal (SEK):
Retained earnings	13,904,221,257
Profit of the year	931,432,418
14,835,653,675

be appropriated as follows to be carried forward	14,835,653,675

The Group’s and Parent Company’s results and financial position in general are shown in the following income statements, balance sheets and cash-flow statement with associated Notes.

CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31
(in thousands of U.S. dollars)	Note	2021	2020
Revenue	5	643,190	421,351
Cost of goods sold		-488,177	-292,107
Gross profit		155,013	129,244
Research and development expenses		-16,771	-6,831
Selling, general and administrative expenses		-353,929	-167,792
Other operating (expense)/income		1,944	-1,714
Operating loss	6,7,8	-213,743	-47,093

Finance income	10,11	14,435	515
Finance expenses	10,11	-15,740	-11,372
Loss before tax		-215,048	-57,950
Income tax benefit/(expense)	12	2,655	-2,411
Loss for the year, attributable to shareholders of the parent		-212,393	-60,361

Loss per share, attributable to shareholders of the parent, basic and diluted	33	-0.39	-0.13

Weighted average common shares outstanding, basic and diluted	33	549,080,310	454,266,908

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
For the year ended December 31
(in thousands of U.S. dollars)	Note	2021	2020
Loss for the year		-212,393	-60,361
Other comprehensive income/(loss):
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Exchange differences from translation of foreign operations		-71,961	17,185
Total other comprehensive income/(loss) for the year		-71,961	17,185
Total comprehensive loss for the year		-284,354	-43,176
Loss for the year and total comprehensive loss are, in their entirety, attributable to shareholders of the parent

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at December 31
(in thousands of U.S. dollars)	Note	2021	2020
ASSETS
Non-current assets
Intangible assets	14	145,925	156,463
Property, plant and equipment	15	509,648	237,625
Right-of-use assets	16	158,448	38,103
Other non-current receivables	17	5,534	6,550
Deferred tax assets	12	2,293	26
Total non-current assets		821,848	438,767
Current assets
Inventories	19	95,661	39,115
Trade receivables	20	105,519	71,297
Current tax assets		435	514
Other current receivables	21	32,229	12,363
Prepaid expenses	22	27,711	11,509
Prepaid expenses	18	249,937	-
Cash and cash equivalents	23	295,572	105,364
Total current assets		807,064	240,162
TOTAL ASSETS		1,628,912	678,929

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in thousands of U.S. dollars)	Note	2021	2020

EQUITY AND LIABILITIES	24
Equity		105	21
Share capital		1,628,103	448,251
Other paid in capital		-74,486	-2,525
Accumulated deficit		-308,423	-119,661
Total equity attributable to shareholders of the parent		1,245,299	326,086
Liabilities
Non-current liabilities
Lease liabilities	16	126,516	23,883
Liabilities to credit institutions	25	-	91,655
Other non-current liabilities	26	-	233
Provisions	28	11,033	7,121
Deferred tax liabilities	12	2,677	1,307
Total non-current liabilities		140,226	124,199
Current liabilities
Lease liabilities	16	16,703	23,883
Liabilities to credit institutions	25	5,987	5,532
Shareholder loans	27	-	106,118
Trade payables		93,043	45,295
Current tax liabilities		567	852
Other current liabilities	29	9,614	4,632
Accrued expenses	30	117,473	59,954
Total current liabilities		243,387	228,644
Total liabilities		383,613	352,843
TOTAL EQUITY AND LIABILITIES		1,628,912	678,929

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
		Attributable to shareholders of the parent
(in thousands of U.S. dollars)	Note	Share capital	Other contributed capital	Foreign currency translation reserve	Accumulated deficit	Total equity
January 1, 2020	8,24	19	267,806	-19,710	-60,314	187,801
Loss for the year					-60,361	-60,361
Other comprehensive income for the year				17,185		17,185
Total comprehensive income/(loss) for the year				17,185	-60,361	-43,176

Issue of shares		2	200,042			200,044
Transaction costs			-8,412			-8,412
Warrant issue			2,675			2,675
Redemption of warrants			-10,146			-10,146
Transaction with shareholders			-3,714			-3,714
Share-based payments					1,014	1,014
Balance at December 31, 2020		21	448,251	-2,525	-119,661	326,086
Loss for the year					-212,393	-212,393
Other comprehensive loss for the year				-71,961		-71,961
Total comprehensive loss for the year				-71,961	-212,393	-284,354
Bonus issue		64	-64			-
Issue of shares		12	1,099,684			1,099,696
Transaction costs			-62,371			-62,371
Conversion of shareholder loans		1	104,107			104,108
Exercise of warrants		7	38,496			38,503
Share-based payments					23,632	23,632
Balance at December 31, 2021		105	1,628,103	-74,486	-308,423	1,245,299

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended December 31
(in thousands of U.S. dollars)	Note	2021	2020
Operating activities
Net loss		-212,393	-60,361
Adjustments to reconcile net loss to net cash flows
Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	14,15,16	27,222	13,118
Impairment of property, plant and equipment and right-of-use assets	15,16	4,970	-
Impairment (gain)/loss on trade receivables	20	-253	448
Share-based payments expense	9	23,632	1,014
Finance income	10	-14,435	-515
Finance costs	10	15,740	11,372
Income tax (benefit)/expense	12	-2,655	2,411
Loss on disposal of property, plant and equipment and intangible assets	14,15	422	1,176
Other		-138	52
Interest received		1,740	60
Interest paid		-9,237	-6,488
Income tax paid		-2,734	-1,226
Changes in working capital:
Increase in inventories		-58,607	-10,304
Increase in trade receivables, other current receivables, prepaid expenses		-79,278	-38,679
Increase in trade payables, other current liabilities, accrued expenses		92,172	43,614
Net cash flows used in operating activities		-213,832	-44,308
Investing activities
Purchase of intangible assets	14	-7,838	-7,454
Purchase of property, plant and equipment	15	-273,760	-134,283
Investments in financial assets		-1,162	-
Proceeds from / (payments for) financial instruments	18	5,720	364
Purchase of short-term investments	18	-385,165	-
Proceeds from short-term investments	18	117,877	-
Net cash flows used in investing activities		-544,328	-141,373
Financing activities
Proceeds from issue of shares, net of transaction costs		1,037,325	191,632
Proceeds from liabilities to credit institutions	32	118,005	129,593
Repayment of liabilities to credit institutions	32	-212,913	-119,116
Payment of loan transaction costs		-4,900	-
Repayment of lease liabilities	32	-9,282	-6,044
Proceeds from exercise of warrants	32	38,503	-
Redemption of warrants	32	-	-9,986
Proceeds from shareholder loans	32	-	87,828
Repayment of shareholder loans	32	-10,941	-
Cash flows from financing activities		955,797	273,907
Net increase/(decrease) in cash and cash equivalents		197,637	88,226
Cash and cash equivalents at January 1		105,364	10,571
Exchange rate differences in cash and cash equivalents		-7,429	6,567
Cash and cash equivalents at December 31	23	295,572	105,364

Notes to the consolidated accounts

1.Corporate information

These financial statements are consolidated financial statements for the group consisting of Oatly Group AB (publ) and its subsidiaries (collectively, the “Group”). A list of the subsidiaries is included in Note 13.

Oatly Group AB (publ) (the “Company”, the “Parent Company” or the “Parent”) is a limited company incorporated and domiciled in Malmö, Sweden. The Company’s registered office is located at Jagaregatan 4, Malmö, Sweden. The Parent Company is listed on the Nasdaq Global Select Market in the US, and the shares are traded under the ticker “OTLY.”

Oatly Group AB (publ) and its subsidiaries (together, the “Group”) manufacture, distribute and sell oat-based products.

These consolidated financial statements were authorized for issue by the Board of Directors on May 24, 2022. The Consolidated Income Statement and Consolidated Balance Sheet and the Parent Company Income Statement and Parent Company Balance Sheet will be subject to adoption at the AGM on June 16, 2022.

2.Summary of significant accounting principles

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied unless otherwise stated. The consolidated financial statements are presented in USD, which is the Group’s selected presentation currency. All amounts are in thousands of U.S. dollars unless otherwise stated.

The functional currency of the Parent Company is SEK. All amounts are in thousands of SEK for the financial statements of the Parent Company unless otherwise stated. All references in these financial statements to “$” or “USD” are to U.S. dollars and all references to “SEK” are to Swedish Kronor.

2.1.Basis of preparation

The joined financial statements of Oatly Group AB (publ) have been prepared in accordance with the Swedish Annual Accounts Act, RFR 1 Supplementary Accounting Rules for Groups, issued by the Swedish Financial Reporting Board and International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) as endorsed by the EU.

The Group has chosen to change its presentation currency for its consolidated accounts from SEK to USD in connection with the preparation of the consolidated accounts for the 2021 financial year. This change constitutes an amended accounting policy, and comparative figures have consequently been translated to USD.

Assets and liabilities have been translated from the functional currency to USD in the comparative period based on the prevailing exchange rate on the respective balance sheet dates. Comprehensive income has been translated from the functional currency to USD based on the prevailing average exchange rates for the period. Equity reserves have been determined based on transaction prices.

The Group adopted IFRS as of January 1, 2018. In connection with the adoption of IFRS, the Group translated historical financial information and chose to set accumulated translation differences to zero in accordance with IFRS 1. The effect from the translation of foreign operations to USD has been recognized in the accumulated translation reserve within equity in the opening balance sheet.

Swedish law does not allow the Annual Report of the Parent Company Oatly Group AB (publ) to be prepared in USD, which is why the Parent Company’s presentation currency is still SEK. Refer otherwise to Note 36 for information on the Parent Company’s accounting policies.

The preparation of the consolidated financial statements of Oatly Group AB (publ) in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in applying the accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4. The consolidated financial statements have been prepared using the cost method except for short-term investments, derivative instruments, and contingent consideration measured at fair value.

Change in accounting policies – Software-as-a-Service (SaaS)

During 2021, the IFRS Interpretation Committee (IFRIC) has included an agenda decision on configuration and customization costs in a cloud computing arrangement which clarifies the accounting of IAS 38 that involves SaaS arrangements. The Group applies the agenda decision and has included additional information in the accounting policies of how the Group treats costs incurred in relation to service contracts for SaaS arrangements. Adjustments made related to the agenda decision for new SaaS arrangements were not material for the Group for the year ended December 31, 2021. There were no adjustments for the year ended December 31, 2020.

New and amended standards and interpretations

See below the amended standards that are effective from 1 January 2021 but had no impact on the Group’s financial statements. Certain other new accounting standards and interpretations have been issued by the IASB but are not yet effective for the December 31, 2021 reporting period and have not been early adopted by the Group. These standards are not expected to have a material impact on the Group in the current or future reporting periods nor on foreseeable future transactions.

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

•

A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest

•	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued

•	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component

These amendments had no impact on the consolidated financial statements of the Group. The Group intends to use the practical expedients in future periods if they become applicable.

Covid-19-Related Rent Concessions beyond 30 June 2021 Amendments to IFRS 16

On 28 May 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16 if the change were not a lease modification.

The amendment was intended to apply until 30 June 2021, but as the impact of the Covid-19 pandemic is continuing, on 31 March 2021, the IASB extended the period of application of the practical expedient to 30 June 2022.The amendment applies to annual reporting periods beginning on or after 1 April 2021. However, the Group has not received Covid-19-related rent concessions but plans to apply the practical expedient if it becomes applicable within allowed period of application.

2.2.Basis of consolidation

Subsidiaries are all companies over which the Group has control. The Group has control over a company when it is exposed to or has a right to variable returns from its participation in the company and has the possibility to influence the return through its participation in the company. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group applies the acquisition method to recognize the Group’s business combinations. The acquisition price is the consideration paid for a subsidiary and comprises the fair value of the sum of the assets transferred and the liabilities incurred by the Group to the previous owner of the company. The consideration also includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred.

Inter-company transactions, balances and unrealized gains and losses on transactions between Group companies are eliminated.

2.3.Segment reporting

The operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The CEO is the chief operating decision maker and evaluates financial position and performance and makes strategic decisions. The CEO monitors the Group’s performance from a geographic perspective through the reportable segments EMEA, Asia and Americas. No operating segments have been aggregated to form the reportable segments.

The CEO primarily uses a measure of earnings before interest, tax, depreciation and amortization (“EBITDA”), and earnings for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, product recall expenses, asset impairment charge and IPO preparation and transaction costs (“Adjusted EBITDA”), to assess the performance of the operating segments.

2.4.Foreign currency translation

Functional currency and presentation currency

The entities in the Group have the local currency as their functional currency, as the local currency has been defined as the primary economic environment in which each entity operates. The Group’s presentation currency is U.S. dollars (USD). The Parent Company’s presentation currency is Swedish krona (SEK)

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the transaction dates. Foreign exchange rate profits and losses from the settlement of such transactions and the translation of monetary assets and liabilities in foreign currencies using the exchange rates prevailing at the reporting date are recognized in operating loss in the consolidated statement of operations.

Foreign exchange rate profits and losses attributable to the financing of the Group are recognized in the consolidated statement of operations as finance income and finance costs. All other foreign exchange rate profits and losses are recognized under other operating income and expense.

Translation of foreign group companies

The results and financial position for all companies with a functional currency other than the presentation currency are translated into the Group’s reporting currency. Assets and liabilities are translated from the foreign operation’s functional currency to the Group’s reporting currency using the exchange rates prevailing at the reporting date. Income and expenses for each statement of operations and statement of comprehensive loss are translated to USD using the average exchange rate for the period. Foreign exchange differences arising from the currency translation of foreign operations are recognized in other comprehensive loss. Goodwill and fair value adjustments arising from the acquisition of foreign operations are treated as assets and liabilities in these operations and are translated to the reporting currency using the exchange rate at the reporting date.

In the consolidated accounts, exchange rate differences attributable to monetary items that form part of the net investment in foreign operations are recognized in other comprehensive loss and are reclassified from equity to the consolidated statement of operations when the foreign operation is divested in whole or in part

2.5.Revenue recognition

The Group’s principles for recognition of revenue from customer contracts are presented below.

Sale of goods

Revenue from contracts with customers consists of sales of goods. Revenue from the sale of goods is recognized at the point in time when control of goods has transferred to the customer, being when the products are delivered to the customer, the customer has full discretion over the channel to sell the goods, and there is no unfulfilled obligation that could affect the customer’s acceptance of the goods. Delivery occurs when the products are shipped to the specific location, the risks of obsolescence and loss have been transferred to the customer and either the customer has accepted the products in accordance with the sales contract or the Group has objective evidence that all criteria for acceptance have been satisfied.

Revenue from contracts with customers is measured at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods. Presented revenue excludes VAT and other sales taxes. The Group considers if contracts include other promises that constitute separate performance obligations to which a portion of the transaction price needs to be allocated. The Group considers the effects of variable consideration in determining the transaction price. The Group is acting as principal in its revenue arrangements because the Group maintains control of the goods until they are transferred to the customers.

Variable consideration and other consideration

The transaction price is adjusted for estimates of known or expected variable consideration, which includes cash discounts, product returns and allowances such as coupons. Variable consideration is recorded as a reduction to revenue based on amounts the Group expects to be liable for. Estimates of variable consideration are based on a number of factors, including current contract sales terms, estimated units sold, customer participation and redemption rates. Estimates are reviewed regularly until the incentives or product returns are realized and the impact of any adjustments are recognized in the period the adjustments are identified.

The Group accounts for consideration payable to a customer as a reduction of the transaction, unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the Group. Such reductions to revenue include slotting and listing fees.

Contract costs

The Group incurs expenses for sales commissions to third parties to obtain customer contracts. Sales commissions are recognized in the consolidated statement of operations, in selling, general and administration expenses. The Group applies the practical expedient that permits the Group to expense the costs to obtain a contract as incurred when the expected amortization period is one year or less.

Interest income

Interest income is recognized with the application of the effective interest method.

Financing components

The Group does not have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. Therefore, the Group does not adjust any of the transaction prices for the time value of money.

Cost of goods sold

Cost of goods sold consists primarily of the cost of oats and other raw materials, product packaging, co-manufacturing fees, direct labor and associated overhead costs and property, plant and equipment depreciation. Our cost of goods sold also includes warehousing and transportation of inventory.

Research and development expenses

Research and development expenses consist primarily of personnel related expenses for our research and development staff, including salaries, benefits and bonuses, but also third-party consultancy fees and expenses incurred related to product trial runs. Our research and development efforts are focused on enhancements to our existing product formulations and production processes in addition to the development of new products.

Selling, general and administrative expenses

Selling, general and administrative expenses include primarily personnel related expenses, brand awareness and advertising costs, costs associated with consumer promotions, product samples and sales aids. These also include customer distribution costs, i.e. outbound shipping and handling costs for finished goods, and other functional related selling and marketing expenses, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Selling, general and administrative expenses also include auditor fees and other third-party consultancy fees, expenses related to management, finance and accounting, information technology, human resources and other office functions.

Other operating income and (expenses), net

Other operating income and (expenses), net consists primarily of net foreign exchange gains (losses) on operating related activities.

Finance income and expenses, net

Finance income and expenses, net primarily consists of interest expense related to loans from credit institutions, interest expense on lease liabilities and foreign exchange gains and losses attributable to our external and internal financing arrangements.

Income tax expense

Income tax expense represents both current and deferred income tax expenses. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions.

2.6.Current versus non-current classification

The Group presents assets and liabilities in the consolidated statement of financial position based on current/ non-current classification. An asset is current when it is:

-	expected to be realized or intended to be sold or consumed in the normal operating cycle
-	held primarily for the purpose of trading
-	expected to be realized within twelve months after the reporting period, or
-	cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current. A liability is current when:

-	it is expected to be settled in the normal operating cycle,
-	it is held primarily for the purpose of trading,
-	it is due to be settled within twelve months after the reporting period, or
-	there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.7.Leases

The Group as lessee

The Group’s leases pertain to land and buildings, and plant and machinery. Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Liabilities arising from a lease are initially measured on a present value basis.

Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable
●	variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date,
●	amounts expected to be payable by the Group under residual value guarantees,
●	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and
●	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is the case for leases in the Group, the lessee’s incremental borrowing rate is used, which is the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security, and conditions.

To determine the incremental borrowing rate, the Group:

●	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk, and
●	makes adjustments specific to the lease, e.g. term, country, currency and security

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset. Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability,
●	any lease payments made at or before the commencement date less any lease incentives received,
●	any initial direct costs, and
●	restoration costs

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

2.8.Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax is recognized in the consolidated statement of operations except for tax attributable to items that are recognized in other comprehensive loss or directly in equity. In such cases, tax is also recognized in other comprehensive loss and equity, respectively.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is recognized for all temporary differences that arise between the taxable value of assets and liabilities and their carrying values in the consolidated financial statements. However, a deferred tax liability is not recognized if it arises as a result of the initial recognition of goodwill, nor is a deferred tax liability recognized if it arises as a result of a transaction that constitutes the initial recognition of an asset or a liability that is not a business combination and which, at the date of the transaction, neither impacts the carrying value nor the taxable profit (loss). Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date. The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects at the reporting date to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets are recognized to the extent that it is probable that there will be future taxable surpluses against which the temporary differences can be utilized.

Deferred tax assets and tax liabilities are offset when there is a legal right to offset for current tax assets and tax liabilities, and when the deferred tax assets and tax liabilities are attributable to taxes charged by the same tax authorities and are either attributable to the same tax subject or different tax subjects, where there is an intention to settle the balances through net payments.

Deferred tax relating to items recognized outside the statement of operations is recognized outside the statement of operations. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive loss or directly in equity.

2.9.Intangible assets

Goodwill

Goodwill arises at the acquisition of subsidiaries and consists of the amount by which the consideration, any non-controlling interest in the acquired company and fair value at the acquisition dates of previous shareholdings, exceeds the fair value of identifiable net assets acquired.

To perform impairment tests, goodwill acquired in a business combination is allocated to cash generating units or groups of cash generating units that are expected to benefit with synergies from the acquisition. Each unit or group of units to which goodwill has been allocated correspond to the lowest level in the Group for which goodwill is monitored. The Group monitors goodwill at the operating segment level for internal purposes, consistent with the way it assesses performance and allocates resources.

The goodwill as of December 31, 2021 and December 31, 2020 is allocated to the EMEA segment.

Other intangible assets

Capitalized expenditure for development activities

Expenditure for development and testing of new or significantly improved materials, products, processes or systems are recognized as an asset in the consolidated statement of financial position if the following criteria are met:

●	it is technically feasible to complete the asset so that it will be available for use,
●	it is the Group’s purpose to complete the asset so that it will be available for use or sale,
●	there are prerequisites to make the asset available for use or sale,
●	it is possible to prove how the asset is likely to generate future economic benefits,
●	there are adequate technical, economic and other resources to fulfil the development and to make the asset available for use or sale, and
●	the costs attributable to the asset during development can be reliably measured.

Other development costs are recognized in the consolidated statement of operations as costs are incurred. In the consolidated statement of financial position, capitalized development costs are reported at cost less accumulated depreciation and any impairment. Capitalized development expenditure is recognized as intangible assets and is depreciated from the date when the asset is ready for use. The estimated useful life is 3-5 years, which corresponds to the estimated period of time during which these assets will generate cash flows.

Development costs that do not meet these criteria are expensed as incurred. Development expenditure previously carried at cost is not recognized as an asset in a subsequent period.

Software-as-a-Service (SaaS) arrangements

SaaS arrangements are service contracts providing the Group with the right to access the cloud provider’s application software over the contract period. As such the Group does not receive a software intangible asset at the contract commencement date. A right to receive future access to the supplier’s software does not, at the contract commencement date, give the customer the power to obtain the future economic benefits flowing from the software itself and to restrict others’ access to those benefits.

The Group treats costs incurred in relation to SaaS arrangements as operating expenses over the term of the service contract or as operating expenses when the service is received, depending on the nature of the expenses incurred and whether they are distinct from the cloud computing service or not in the underlying SaaS arrangement.

There could be a variety of other costs incurred as part of the arrangement, for example development of bridging modules that connect or integrate the SaaS software with existing software/systems that may be controlled by the Group. The Group assesses such expenses to determine if they should be expensed or may qualify for capitalization as an intangible asset.

Trademarks, patents and similar rights

Separately acquired trademarks and patents are shown at historical cost. They are reported at fair value at the time of acquisition and amortized on a straight-line basis over the projected useful life. They are reported in subsequent periods at cost less accumulated amortization and impairment. The estimated useful life is 5 years, which corresponds to the estimated time these will generate cash flow.

2.10.Tangible assets

Property, plant and equipment

Property, plant and equipment consist of land, buildings and fixtures, plant and machinery and construction in progress. These are recognized at historical cost less depreciation and impairment, except for construction in progress. Construction in progress is transferred to another asset (and depreciation begins) once an asset is in the location and condition necessary for it to be capable of operating in the manner intended by management. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are added to the asset’s carrying value or are recognized as a separate asset, depending on which is most suitable, only when it is probable that the future economic benefits attributable to the asset will flow to the Group and the cost of the asset can be reliably measured. The carrying value of the replaced component is derecognized from the consolidated statement of financial position. All other kinds of repairs and maintenance are recognized at cost in the consolidated statement of operations in the period in which they occur.

Depreciation of assets is calculated using the straight-line method to allocate the cost of the assets, net of their residual values, over the estimated useful life of each component of an item of buildings and plant and machinery as follows:

●Buildings and fixtures 8-40 years

●Plant and machinery3-15 years

The assets’ residual values and useful lives are assessed at the end of each reporting period and adjusted, if needed.

Profit or loss from disposals is established through a comparison of the profit from sales and carrying value and is recognized in “Other operating income and expense” in the consolidated statement of operations.

2.11.Impairment of non-financial assets

Intangible assets that have an indefinite useful life (goodwill) or intangible assets not ready to use (capitalized expenditure for development) are not subject to amortization and are tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows, which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill are reviewed for reversal of the impairment at the end of each reporting period.

2.12.Inventories

Raw materials and finished goods are stated at the lower of cost and net realizable value. Costs consist of direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure. Overhead expenditures are allocated on the basis of normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The Group reviews inventory quantities and records a provision for excess and obsolete inventory based primarily on demand and the age of the inventory, among other factors.

2.13.Financial instruments

Initial recognition

Purchases and sales of financial assets are recognized on trade date, being the date upon which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred, and the Group has transferred substantially all the risks and rewards of ownership.

Financial assets – Classification and measurement

Financial assets include cash and cash equivalents, trade receivables, short-term investments, derivatives and other financial assets.

The Group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through other comprehensive loss or through profit or loss), and
●	those to be measured at amortized cost.

The classification depends on the Group’s business model for managing the financial assets and contractual terms of the cash flows. For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive loss. The Group reclassifies debt investments when and only when its business model for managing those assets changes.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset, not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. All debt instruments in the Group are measured at amortized cost. The Group’s financial assets measured at amortized cost consist of the items other non-current receivables, trade receivables, other current receivables and cash and cash equivalents.

●

Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in Other operating income and expense net together with foreign exchange gains and losses.

●	Fair value through profit or loss: Assets that are held primarily for the purpose to secure and increase value of the investments are included in the business model “Other”.

Derivatives

Derivatives are initially recognized at the fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. Changes in the fair value are recognized in finance income or finance expenses in the consolidated statement of operations.

Short-term investments

Short-term investments are primarily comprised of funds and bonds carried at fair value through profit and loss. The primary purpose of the portfolio is to secure and increase value of the investments compared to keeping cash in bank accounts, until cash is needed for other investments in the business, for example new production facilities. Based on the primary purpose of the portfolio and indicators identified in the IFRS 9 Financial Instruments test, the overall assessment is that the portfolio is the business model “Other”. The investments in the portfolio are therefore recognized at fair value through profit or loss and presented as short-term investments and cash and cash equivalents in the statement of financial position.

Derecognition of financial assets

Purchases and sales of financial instruments are reported on the trade date, that is, the date on which the Group commits itself to purchase or sell the asset. Financial assets are derecognized from the statement of financial position when the right to receive cash flows from the instrument has expired or been transferred, and the Group has, in all significant aspects, transferred all risk and benefits associated with the ownership. Profits and losses arising from derecognition from the statement of financial position are recognized directly in the statement of operations.

Financial liabilities—Classification and measurement

Financial liabilities at amortized cost

At initial recognition, the Group measures a financial liability at its fair value plus transaction costs that are directly attributable to the financial liability. After initial recognition, the majority of the Group’s financial liabilities are valued at amortized cost applying the effective interest method.

The Group’s financial liabilities measured at amortized cost comprise liabilities to credit institutions, bank overdraft facilities, trade payables and accrued expenses.

Financial liabilities at fair value

At initial recognition, the Group measures a financial liability at its fair value. Transaction costs of financial liabilities carried at fair value are expensed in the consolidated statement of operations.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligations are settled, cancelled or have expired in any other way. The difference between the carrying value of a financial liability that has been extinguished or transferred to another party and the fee paid are reported in the consolidated statement of operations.

When the terms and conditions of a financial liability are renegotiated and are not derecognized from the statement of financial position, a profit or loss is reported in the consolidated statement of operations. The profit or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate.

Offsetting of financial instruments

Financial assets and liabilities are offset and recognized with a net amount in the statement of financial position only when there is a legal right to offset the recognized amounts and an intention to balance the items with a net amount or to simultaneously realize the asset and settle the liability.

Impairment of financial assets recognized at amortized cost

The Group assesses, on a forward-looking basis, the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach, i.e., the reserve will correspond to the expected loss over the lifetime of the trade receivables. To measure the expected credit losses, trade receivables have been grouped based on days past due. The Group applies forward-looking variables for expected credit losses. Expected credit losses are recognized in the consolidated statement of operations, in selling, general and administration expenses.

2.14.Trade receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest rate method, less allowance for expected credit losses.

2.15.Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

2.16.Liabilities to credit institutions

Liabilities to credit institutions are initially recognized at fair value, net of transaction costs incurred. Liabilities to credit institutions are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the liabilities to credit institutions using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Liabilities to credit institutions are classified as current liabilities, unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings, pending their expenditure on qualifying assets, is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

2.17.Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents include cash on hand, deposits held at call with financial institutions. Bank overdrafts are shown within liabilities to credit institutions in current liabilities in the statement of financial position.

2.18.Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the statement of operations net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provision for restoration costs

The Group recognizes provisions for restoration costs of leased manufacturing facilities. Restoration costs are provided for at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of the relevant asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to the liability for the restoration costs. The unwinding of the discount is expensed as incurred and recognized in the statement of operations as a finance cost. The estimated future costs of the restorations are reviewed annually and adjusted as appropriate. Changes in the estimated future costs, or in the discount rate applied, are added to, or deducted from the cost of the asset.

2.19.Employee benefits

Short-term benefits to employees

Liabilities for wages and salaries, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related services are recognized in respect of employees’ services up to the end of the reporting period, and they are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as accrued expenses in the statement of financial position.

Post-employment obligations

Within the Group, there are defined-contribution plans. A defined-contribution plan is a pension plan according to which the Group pays a fixed amount to a separate legal entity. The Group has no legal or constructive obligation to pay additional premiums if this legal entity does not have adequate means to pay all benefits to employees, attributable to their service in current or previous periods. The premiums are reported as costs in the consolidated statement of operations when they fall due.

The Swedish Financial Reporting Board is a private sector body in Sweden with the authority to develop interpretations of IFRS Standards for consolidated financial statements for issues that are very specific to the Swedish environment, for example, UFR 10 Accounting for the pension plan ITP 2 financed through an insurance in Alecta. The Group’s pension obligations for certain employees in Sweden, which are secured through an insurance with Alecta, are reported as a defined contribution plan. According to UFR 10, this is a defined benefit multi-employer plan. For the financial year 2021, the Group has not had access to information in order to be able to report its proportional share of the obligations of the plan, plan assets and costs and therefore, it has not been possible to recognize the plan as a defined benefit plan. The ITP 2 pension plan, secured through an insurance with Alecta, is therefore reported as a defined contribution plan. The premium of the defined contributions plan for retirement pensions and survivor’s pension is calculated individually and is, among other factors, based on salary, previously earned pension and expected remaining years of service. Expected premiums for the next reporting period for ITP 2 insurances signed with Alecta is $2.5 million. Premiums for the year ended December 31, 2021 for ITP 2 insurances signed with Alecta amounted to $1.7 million.

The collective consolidation level comprises the market value of Alecta’s assets as a percentage of the insurance obligations in accordance with Alecta’s actuarial methods and assessments. The collective consolidation level should normally be allowed to vary between 125% and 175%. If Alecta’s collective consolidation level falls below 125% or exceeds 175%, measures should be taken in order for the consolidation level to return to the normal interval. At a low consolidation, one measure might be to increase the price when signing new insurance agreements and an expansion of existing benefits. At a high level of consolidation, one measure might be to introduce lower premiums. At the end of the financial year 2021, Alecta’s surplus of the collective consolidation level was 172%.

Share-based payments—equity settled

Employee stock options (ESOP) and Restricted Stock Units (RSU) (2021)

For share-based payment schemes, the fair value of the instruments granted are established at the grant date and recognized as an employee benefits expense, with a corresponding increase in equity.

The fair value of ESOPs at grant date has been established by using the Black-Scholes option pricing model and input data in the model is disclosed in Note 9.

The awards only have a service condition whereby the awards vest in 12-month installments over 36 months. Each of the instalments are treated as separate awards which are expensed on a linear basis for each instalment period i.e., 12 months, 24 months, and 36 months; this will result in a front-loaded IFRS 2 charge. At the end of each period, the entity revises its estimates of the number of instruments that are expected to vest based on the service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to retained earnings within equity.

Warrants (2016-2020)

The Group grants warrants to certain employees in exchange for payments equal, or at a discount, to the fair value estimated using the Black-Scholes option pricing model as of the grant date.

Warrants are accounted for as equity settled share-based payments, proceeds are recognized in equity and share-based payments expense is recognized in situations where warrants are granted at a discount to grant date fair value.

There are no service conditions, and share-based payments expense is recognized immediately upon grant date or employment commencement date.

For further information on share-based payments, see Note 9.

2.20.Loss per share

Basic loss per share is calculated by dividing the loss after tax by the weighted average number of ordinary shares outstanding for the period. Diluted loss per share is computed using the treasury stock method to the extent that the effect is dilutive by using the weighted-average number of outstanding ordinary shares and potential ordinary shares during the period. The Group’s potential ordinary shares consist of incremental shares issuable upon the assumed exercise of warrants, excluding all anti-dilutive ordinary shares outstanding during the period.

2.21.Initial public offering costs

The initial public offering (“IPO”) costs for the Group involved costs both for issuing new shares and the listing of existing shares/ADS and were recorded within prepaid expenses in the statement of financial position and were accounted for as a reduction of equity since they were incremental costs that were directly attributable to issuing new shares (net of any income tax benefit) when the IPO occurred.

3.Financial risk management

3.1Financial risk factors

Through its operations, the Group is exposed to various financial risks attributable to primarily cash, short-term investments, trade receivables, trade payables and liabilities to credit institutions. The financial risks are market risk, mainly interest risk and currency risk, credit risk, liquidity risk and refinancing risk. The Group strives to minimize potential unfavorable effects from these risks on the Group’s financial results.

The aim of the Group’s financial operations is to:

●ensure that the Group can meet its payment obligations,

●manage financial risks,

●ensure a supply of necessary financing, and

●optimize the Group’s finance net.

The Group’s risk management is predominantly controlled by a central treasury department (the “Group treasury”) under policies owned by the CFO and approved by the Board of Directors. The CEO is responsible to the Board of Directors for the risk management and ensuring that the guidelines and risk mandates are followed and carried out in accordance with established treasury policy.

The Group treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. The treasury policy provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments and investment of excess liquidity. The treasury policy (a) identifies categories of financial risks and describe how they should be managed, (b) clarifies the responsibility in financial risk management among the Board of Directors, the CEO, the CFO, Group Treasury and the Subsidiaries, (c) specifies reporting and control requirements for Group treasury functions and (d) ensures that the treasury operations of the Group are supporting the overall strategy of the Group.

3.1.1.Market risk

Currency risk (transaction risk)

The Group operates internationally and is exposed to foreign exchange risk. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. Primarily, the Group is exposed to currency risk in Group companies with SEK as the functional currency. The primary risks in these companies are USD/SEK, GBP/SEK, EUR/SEK and CNY/SEK due to sales (trade receivables), purchases (trade payables), borrowings and short-term deposits (cash and cash equivalents).

Due to the growth profile of the Group it is necessary to maintain a dynamic risk management of currency. Treasury monitors forecast of highly probable cash flows for each currency and aim to achieve a natural match of inflows and outflows. For those currencies which have a net cash flow that is positive or negative, foreign exchange instruments (FX forward or spot) are used to manage the risk between 50% and 100% of the exposure for the following 12 months. The Group does not apply hedge accounting. As at December 31, 2021 the Group had no currency derivatives. As at December 31, 2020 the Group had currency derivatives of £20 million for which the fair value was $0.8 million.

Exposure

The Group’s primary exposure to foreign currency risk at the end of the reporting period, expressed in thousands of USD was as follows:

For the year ending December 31	2021				2020
	SEK/USD	SEK/EUR	SEK/GBP	SEK/CNY	SEK/USD	SEK/EUR	SEK/GBP	SEK/CNY
Trade receivables	-	9,220	382	-	-	6,113	135	-
Short-term deposits	-	-	-	78,766	-	-	-	-
Liabilities to credit institutions	-	-5,314	-	-	-	-8,041	-	-
Shareholder loans	-	-	-	-	-40,284	-45,427	-	-
Trade payables	-723	-14,732	-1,238	-	-4,154	-10,856	-302	-
Lease liabilities	-	-2,903	-	-	-	-3,074	-	-
Derivatives	-	-	-	-	-	-	-27,273	-
Total	-723	-13,729	-856	78,766	-44,438	-61,285	-27,440	-

Sensitivity

The Group is primarily exposed to changes in USD/SEK, EUR/SEK, GBP/SEK and CNY/SEK exchange rates. The Group’s risk exposure in foreign currencies:

For the year ending December 31	Impact on loss before tax	Impact on loss before tax
	2021	2020
USD/SEK exchange rate—increase/decrease 10%	+/- 72	+/- 4,444
EUR/SEK exchange rate—increase/decrease 10%	+/- 1,211	+/- 6,129
GBP/SEK exchange rate—increase/decrease 10%	+/- 63	+/- 2,786
CNY/SEK exchange rate—increase/decrease 10%	+/- 7,877	-

Currency risk (translation risk)

The Group is also exposed to currency risk when foreign subsidiaries with a functional currency other than USD are consolidated, primarily for EUR, SEK, GBP and CNY. The Group’s policy is not to hedge the translation exposure related to net foreign assets to reduce translation risk in the consolidated financial statements.

Interest-rate risk

The Group’s main interest rate risk arises from long-term liabilities to credit institutions with variable rates (primarily Euro Interbank Offered Rate “Euribor” 3 Months and Stockholm Interbank Offered Rate “Stibor” 3 Months), which expose the Group to cash flow interest rate risk. As at December 31, 2021, the nominal amount of liabilities to credit institutions with variable interest rate were $5.3 million with no hedges. As at December 31, 2020, the nominal amount of liabilities to credit institutions with variable interest rate were $97.6 million, whereof, $5.7 million were swapped using floating-to-fixed interest rate swaps for the risk in Stibor 3M.

Sensitivity

Profit or loss is sensitive to higher/lower interest expense primarily from liabilities to credit institutions as a result of changes in interest rates.

For the year ending December 31	Impact on loss before tax	Impact on loss before tax
	2021	2020
Interest rates - increase/decrease by 100 basis points	+/- 60	+/- 996

Fair value / Price risk

The Group is exposed to price risk from changes in fair value from short-term investments held by the Group that are classified as fair value through profit and loss. To manage the risk arising from investments, surplus liquidity may be invested primarily in liquid assets with low risk, investment grade BBB- or better rated. The fair value of the short-term investments as of December 31, 2021 is $250 (-) million. The investment portfolio consists of funds, bonds and certificates in USD and SEK. Funds consist of primarily “money market funds”, i.e., a kind of mutual fund that invests in highly liquid, near-term instruments and high-credit-rating debt-based securities with a short-term maturity. Bonds and certificates consist of corporate bonds and commercial papers.

Sensitivity

Profit or loss is sensitive to changes in fair value from short-term investments.

For the year ending December 31	Impact on loss before tax	Impact on loss before tax
	2021	2020
Fair value - increase/decrease by 10%	+/- 25	-

Commodity price risk

The Group is exposed to risk related to the price and availability of our ingredients and our profitability is dependent on, among other things, our ability to anticipate and react to availability of ingredients and inflationary pressures. Currently, the main ingredient in our products is oat. The Group purchases oats from millers in Belgium, Sweden, Finland the United States, Malaysia and China, so supply may be particularly affected by any adverse events in these countries and regions. The prices of oats and other ingredients, such as rapeseed oil, used are subject to many factors beyond the Group’s control, including poor harvests due to adverse weather conditions, natural disasters and changes in world economic conditions, including as a result of COVID-19 and the conflict in Ukraine.

Oat prices and other ingredients such as rapeseed oil are normally agreed to annually with suppliers for the following year based on the outcome of the current year harvest. The Group believes it will be able to address material commodity increases by either increasing prices or reducing operating expenses. However, increases in commodity prices, without adjustments to pricing, or reduction to operating expenses, or a delay in pricing actions, could increase costs and increase loss as a share of revenue. In addition, macro-economic and competitive conditions could make additional price increases difficult. A general commodity cost price increase of 5% would have increased our 2021 commodity costs by $10.0 million.

3.1.2.Credit risk

Credit risk arises primarily from cash and cash equivalents and debt instruments carried at amortized cost.

Financial counterparty credit risk is managed on a Group basis. The external financial counterparties must be high-quality international credit institutions or other major participants in the financial markets, in each case, with a minimum investment grade rating BBB- / Baa3. The rating of the financial counterparties used during 2021 and 2020 were in the range from BBB- to AA+.

Customer and supplier credit risk is mitigated through credit risk assessment, credit limit setting in case of payment obligations overdue and through the contractual terms. There are no significant concentrations of credit risk in regards of exposure to specific industry sectors and/or regions. For the year ended December 31, 2021, one customer in the foodservice channel represented approximately 14% of total revenue. The Group has not had any incurred losses from this customer historically. During 2020, there were no customers who individually represented more than 10% of revenue.

The Group has primarily two types of financial assets that are subject to the expected credit loss model:

●trade receivables, and

●loans to employees (other non-current financial assets at amortized cost).

Trade receivables

The Group applies the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure the expected credit losses, trade receivables have been grouped based on days past due. The expected loss rates are based on sales over a period of 36 months before December 31, 2021, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. In cases when the Group has more information on customers than the statistical model reflects, a management overlay is made for those specific customers. Historically, the Group has experienced immaterial credit losses. Based on the historical data of very low credit losses together with a forward-looking assessment, the expected credit loss for trade receivables is not material. The Group has during 2021 and 2020 not had any significant impairment losses relating to specific customers.

The aging of the Group’s trade receivables is as follows:

As at December 31 (in thousands of U.S. dollars)	2021	2020
Current	78,771	55,086
1-30 days past due	18,387	10,473
31-60 days past due	4,268	1,726
61-90 days past due	1,159	2,154
91- days past due	3,817	2,569
Gross carrying amount	106,402	72,009
Allowance for expected credit losses	-883	-712
Net carrying amount	105,519	71,297

The movements in the Group’s allowance for expected credit losses of trade receivables are as follows:

	2021	2020
As at January 1 (in thousands of U.S. dollars)	-712	-2,557
Increase of allowance recognized in statement of operations during the year	-490	-552
Receivables written off during the year as uncollectible	-	2,569
Unused amount reversed	290	104
Translation differences	29	-276
As at December 31	-883	-712

Trade receivables are written off where there is no reasonable expectation of recovery. Assessments are made individually, in each case, based on indicators that there is no reasonable expectation of recovery. Indicators include, amongst others, the failure of a debtor to engage in a repayment plan with the Group. Impairment losses on trade receivables are presented as selling, general and administration expenses within operating loss. Subsequent recoveries of amounts previously written off are credited against the same line item.

Loans to employees (Other financial assets at amortized cost)

Other financial assets at amortized cost primarily include loans to certain members of key management and other employees. The loans are full recourse and were issued 2016, 2017, 2019 and 2020 at a market rate for the purchase price of warrants in the parent (Oatly Group AB). The market rate was set at a rate equivalent to Swedish government borrowing rate (Sw. statslåneräntan) at the date of the loan plus a margin of 1%. Total issued amount for the loans was $5.1 million as at December 31, 2020. The loans have a maturity date that is the same as the use of the warrants which is at latest 10 years from grant date. The loans from employees have been repaid during 2021.

The credit risk for other financial assets at amortized cost as at December 31, 2021 and 2020 is not material, and no credit loss reserve has been recognized. The Group monitors closely if the credit risk for any issued loans has changed. For more information of the warrants and outstanding balances to related parties, see Note 8 Employee and personnel costs and Note 31 Related party disclosures.

3.1.3Liquidity risk

Liquidity risk is the Group’s risk of not being able to meet the short-term payment obligations due to insufficient funds.

Management monitors rolling forecasts of the Group’s liquidity reserve (comprising the undrawn borrowing facilities below) and cash and cash equivalents on the basis of expected cash flows. This is monitored at Group level with input from local management. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans Due to the dynamic nature of the underlying businesses, the Group treasury maintains flexibility in funding by maintaining availability under committed credit lines.

At the end of the reporting period, the Group held cash and cash equivalents of $295.6 ($105.4) million and short-term investments of $249.9 ($ - ) million that are available for managing liquidity risk. The Group has both long-term and a short-term financing with credit institutions.

In April 2021, the Group entered into Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) including a multicurrency revolving credit facility of SEK 3.6 billion (equivalent of USD 397.8 million) with an accordion option of another SEK 850 million (equivalent of USD 93.9 million), subject to the fulfilment of certain conditions and at the lenders’ discretion. The initial term of the SRCF Agreement is three years from May 20, 2021, with an option to extend twice, for one additional year each at the lenders’ discretion. Borrowings under the SRCF Agreement are repayable at the end of the interest period to which that loan relates and carry an interest rate of the aggregate of the applicable margin and SONIA, LIBOR (with a rate switch to SOFR), STIBOR or EURIBOR, depending on the denominated currency, amounts loaned and if the denominated currency is a rate switch currency. Under the SRCF Agreement, the Group is subject to both financial and non-financial covenants. The non-financial covenants are covenants linked to sustainability measures. The financial covenants are tangible solvency, minimum EBITDA and liquidity requirements. The financial covenants are subject to a conversion right that may be exercised at the Group’s discretion from December 31, 2023, and following such conversion, the existing tangible solvency, minimum EBITDA and liquidity covenants will fall away and be replaced with a total net leverage ratio. The SRCF Agreement also contains limitations on the Group’s ability to pay dividends until the Group exercises their covenant conversion right. The SRCF agreement replaced the previous credit facility of $146.3 million.

As at December 31, 2021, the Group has not utilized any loan amounts under the new SRCF agreement. The Liabilities to credit institutions balance at December 31, 2021, is related to outstanding amounts on the European Investment Fund Facility (the “EIF Facility”) which was entered in October 2019 and matures in October 2022. The recognized amount as at December 31, 2021, is $6.0 ($8.0) million (denominated in EUR).

At December 31, 2020, the Group also had a term loan of $88.4 million that was repaid in 2021.

During 2020, the Group had a short-term credit facility of $15 million with a credit institute in the United States that could be utilized by providing collateral in trade receivables and inventories. As at December 31, 2020 $1.9 million was utilized and the same amount of trade receivables and inventories were pledged as collateral. The facility was pre-terminated in June 2021.

During 2020, the Group received a shareholder loan (the Subordinated Bridge Facilities Agreement) of $87.8 million split into EUR, USD and SEK. The loan was settled in full during 2021. For further information on the terms and conditions for 2020, see Note 27 Shareholder loans.

In total, the Group had access to undrawn bank overdraft facilities at the end of the reporting period amounting to $397.8 ($157.9) million.

3.1.4Refinancing risk

Refinancing risk is defined as the risk for difficulties in refinancing the Group, that financing cannot be achieved, or can only be achieved at a higher cost. Liabilities to credit institutions and available facilities within the Group has an average maturity of 27 (18) months.

During 2021, the Group entered a new multicurrency revolving credit facility of SEK 3.6 billion (equivalent of USD 397.8 million) with an accordion option of another SEK 850 million (equivalent of USD 93.9 million), subject to the fulfilment of certain conditions and at the lenders’ discretion. See above under “Liquidity risk” for a description of the deal.

The tables below analyze the Group’s financial liabilities into maturity groupings based on their contractual maturities for:

a) all non-derivative financial liabilities:

b) and net settled derivative financial instruments for which the contractual maturities represent the timing of the cash flow

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

For interest rate swaps, the cash flows have been estimated using forward interest rates applicable at the end of the reporting period.

December 31, 2021 (in thousands of U.S. dollars)	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years	Total contractual cash flows	Carrying amount
Non-derivatives	-	-	-	-	-	-	-
Trade payables	93,043	-	-	-	-	93,043	93,043
Liabilities to credit institutions	1,240	4,904	-	-	-	6,144	5,687
Lease liabilities	4,275	12,826	19,134	39,702	200,327	276,265	143,219
Total non-derivatives	98,558	17,730	19,134	39,702	200,327	375,452	242,249

December 31, 2020 (in thousands of U.S. dollars)	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years	Total contractual cash flows	Carrying amount
Non-derivatives
Trade payables	45,295	-	-	-	-	45,295	45,295
Liabilities to credit institutions	3,802	5,553	96,703	-	-	106,058	95,990
Bank overdraft facility	1,197	-	-	-	-	1,197	1,197
Shareholder loans	-	108,401	-	-	-	108,401	106,118
Lease liabilities	1,917	5,751	5,696	12,693	12,429	38,486	30,144
Total non-derivatives	52,211	119,705	102,399	12,693	12,429	299,437	278,744
Derivatives
Interest rate swaps—net settled	17	51	67	146	9	290	189
Total derivatives	17	51	67	146	9	290	189

3.2Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that the Group can continue its business and provide future returns for shareholders and maintain an optimal capital structure to reduce the cost of capital. To maintain or adjust the capital structure, the Group may issue new shares or sell assets to reduce debt. Capital is calculated as “equity attributable to owners of the Company” as shown in the balance sheet plus total borrowings (including current and non-current liabilities to credit institutions and lease liabilities as shown in the balance sheet) less cash and cash equivalents.

4.Significant accounting judgments, estimates and assessments

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and equity in the consolidated financial statements and the accompanying disclosures. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events. Uncertainty about these assumptions and the use of accounting estimates may not equal the actual results. This note provides an overview of the areas that involved a higher degree of judgment or complexity.

Revenue recognition—variable consideration for discounts and trade promotion

If the consideration in a contract includes a variable amount, the Group estimates the consideration to which the Group will be entitled in exchange for transferring goods to the customer. The Group’s expected discounts and payments for trade promotion activities are analyzed on a per customer basis. The Group estimates the consideration using either the expected value method or the most likely amount method, depending on which method better predicts the amount of consideration to which the Group will be entitled. The most likely amount method is used for contracts with a single contract sum, while the expected value method is used for contracts with more than one threshold due to the complexity and the activities agreed with the individual customer.

Management makes judgments when deciding whether trade promotion activities with a customer should be classified as a reduction to revenue or as a marketing expense. Generally, activities with the individual customer are accounted for as a reduction to revenue whereas costs related to broader marketing activities are classified as marketing expenses.

Valuation of loss carry-forwards

A deferred tax asset is only recognized for loss carry-forwards, for which it is probable that they can be utilized against future tax surpluses and against taxable temporary differences. The majority of the loss carry-forwards as at December 31, 2021 and 2020 are not recognized in the Group as these are not expected to be utilized in the foreseeable future. Refer to Note 12 for further details.

Leases – Determining the lease term of contracts with renewal and termination options – Group as lessee

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

The majority of the extension options in properties and production equipment have not been included in the lease liability, primarily due to the fact that the Group could replace the assets without significant cost or business disruption. However, for four new production plants, which commenced during 2021, extension options have been included in the lease term since the Group intends to make larger investments in the plants. The total lease terms for these production plants are 10, 20 and 40 years. For two existing production plants, the contracts were amended during the period and additional extension options were included for a total lease term of 40 years.

The lease term is reassessed when it is decided that an option will be exercised (or not exercised) or the Group becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee. Refer to Note 16 for further details.

Leases – Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term and, with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group “would have to pay,” which requires estimation when no observable rates are available (such as for subsidiaries that do not enter financing transactions). The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity specific estimates (such as the subsidiary’s stand-alone credit rating).

Embedded leases

The Group has supplier contracts that have been reviewed to assess if the agreements contain embedded leases. There is judgment involved in assessing if an arrangement contains an embedded lease. The general rule is that an arrangement contains a lease if (1) there is an explicit or implicit identified asset in the contract, and (2) the customer controls use of the identified asset. For two supplier contracts entered during 2021, the Group has concluded that there are embedded lease contracts. The lease liability for these embedded leases at year-end was approximately $10 million. For all other contracts and amendments, the Group has concluded that these agreements do not contain any embedded leases since it does not have the right to direct how and for what purpose the assets are used throughout the period of use.

Test of impairment of goodwill

The Group performs tests annually and if there are any indications of impairment to determine whether there is a need for impairment of goodwill, in accordance with the accounting principle presented in Note 2. At present, the Group only has goodwill allocated to the operating segment EMEA. Recoverable amount for cash generating units is established through the calculation of the value in use. The calculation of the value in use is based on estimated future cash flows. The Group has estimated that EBITDA, the discount rate and the long-term growth rate are the most significant assumptions in the impairment test. Refer to Note 14 Intangible assets for further details.

Share-based payments

The Group measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model, which requires the determination of the appropriate inputs. The assumptions and models used for estimating the fair value of share-based payment transactions including sensitivity analysis are disclosed in Note 9.

5.Segment information

5.1Description of segments and principal activities

The CEO is the chief operating decision maker of the Group. The CEO evaluates financial position and performance and makes strategic decisions. The CEO makes decisions on the allocation of resources and evaluates performance based on geographic perspective. Internal reporting is also based on the geographic perspective. Geographically, the CEO considers the performance in EMEA, Americas and Asia; thus, three geographical areas are considered to be the Group’s three segments.

5.2Revenue and EBITDA

For the year ended December 31, 2021 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations **	Total
Revenue
Revenue from external customers	336,452	179,830	126,908	-	-	643,190
Intersegment revenue	89,460	908	-	-	-90,368	-
Total segment revenue	425,912	180,738	126,908	-	-90,368	643,190
Adjusted EBITDA	21,959	-44,560	-16,480	-107,896	-	-146,977
Share-based compensation expense	-3,780	-2,963	-4,192	-12,697	-	-23,632
Product recall expenses1	-1,654	-	-	-	-	-1,654
Asset impairment charge2	-4,970	-	-	-	-	-4,970
IPO preparation and transaction costs	-	-	-	-9,288	-	-9,288
EBITDA	11,555	-47,523	-20,672	-129,881	-	-186,521
Finance income						14,435
Finance expenses						-15,740
Depreciation and Amortization						-27,222
Loss before tax						-215,048

For the year ended December 31, 2020 (in thousands of U.S. dollars)
Revenue	267,691	99,997	53,663	-	-	421,351
Revenue from external customers	35,208	230	-	-	-35,438	-
Intersegment revenue	302,899	100,227	53,663	-	-35,438	421,351
Total segment revenue	39,456	-25,117	-2,141	-44,480	-	-32,282
Adjusted EBITDA	-	-	-	-1,014	-	-1,014
Share-based compensation expense	-	-	-	-679	-	-679
IPO preparation and transaction costs	39,456	-25,117	-2,141	-46,173	-	-33,975
EBITDA						515
Finance income						-11,372
Finance expenses						-13,118
Depreciation and Amortization						-57,950

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations in 2021 refer to intersegment revenue for sales of products from EMEA and Americas to Asia. Eliminations in 2020 refer mainly to intersegment revenue for sales of products from EMEA to Asia.

Revenues of approximately 14% in 2021 are derived from a single external customer in the foodservice channel. These revenues are attributed to the Americas and Asia segments. There were no revenues in 2020 of 10% or more that derived from a single external customer.

The oatmilk accounted for approximately 91% and 90% of the revenue in the years 2021 and 2020, respectively.

5.3Non-current assets by country

Non-current assets for this purpose consists of property, plant and equipment and right-of-use assets:

For the year ended December 31, 2021 (in thousands of U.S. dollars)	2021	2020
Sweden	122,488	98,285
US	262,538	142,563
UK	119,973	106
China	101,082	800
Singapore	36,182	8,780
Other countries	25,833	25,194
Total	668,096	275,728

5.4Revenue from external customers, broken down by location of the customers

The Group is domiciled in Sweden. The amount of its revenue from external customers, broken down by location of the customers, is shown in the table below.

For the year ended December 31, 2021 (in thousands of U.S. dollars)	2021	2020
US	177,180	99,988
UK	120,278	92,805
China	111,830	47,452
Germany	70,699	51,673
Sweden	57,937	56,587
Finland	27,420	25,818
The Netherlands	24,047	17,017
Other	53,799	30,011
Total	643,190	421,351

5.5Revenue from external customers, broken down by channel

Revenue from external customers, broken down by channel, is shown in the table below.

For the year ended December 31, 2021 (in thousands of U.S. dollars)	2021	2020
Retail	387,939	297,973
Foodservice	223,125	108,317
Other	32,126	15,061
Total	643,190	421,351

Other is primarily related to e-commerce, both direct-to-consumer and through third-party platforms.

6.	Renumeration to auditors
For the year ended December 31, 2021 (in thousands of U.S. dollars)	2021	2020
EY
Audit services	4,090	3,828
Audit related services	55	-
Total	4,145	3,828
Other auditors
Audit services	54	39
Audit related services	-	-
Tax consultancy services	9	-
Other services	2	-
Total	65	39

Audit services relate to the examination of the annual report and the accounting as well as the Board’s and CEO’s administration, all other tasks incumbent on the Company’s auditor as well as any consultancy or other services brought about by the observations made during such an examination or the performance of other such tasks.

7.	Depreciation and amortization by function

For the year ended December 31 (in thousands of U.S. dollars)	2021				2020
	Property, plant and equipment	Right-of-use assets	Intangible assets	Total	Property, plant and equipment	Right-of-use assets	Intangible assets	Total
Cost of goods sold ¹	-16,337	-5,894	-	-22,231	-6,131	-3,314	-	-9,445
Research and development expenses	-294	-58	-77	-429	-17	-7	-12	-36
Selling, general and administrative expenses ²	-3,546	-3,863	-2,123	-9,532	-189	-2500	-948	-3,637
Total depreciation/amortization/impairment by function	-20,177	-9,815	-2,200	-32,192	-6,337	-5,821	-960	-13,118

(1)	Within property, plant and equipment for the financial year 2021, the cost of goods sold portion of the EMEA asset impairment amounted to $1.5 million.
(2)	Within property, plant and equipment for the financial year 2021, the selling, general and administrative expenses portion of the EMEA asset impairment amounted to $3.5 million.

8.	Employee and personnel costs

Salaries, other benefits and social security expenses
For the year ended December 31 (in thousands of U.S. dollars)	2021	2020
Salaries and other renumeration (of which bonus)	-109,847 (- 5,864)	-62,769 (-4,309)
Social security costs	-19,158	-11,376
Share-based payments	-23,632	-1,014
Pension costs—defined contribution plans	-8,390	-4,543
Total employee benefits	-161,027	-79,702

Salaries, other benefits and social security expenses per function
For the year ending December 31 (in thousands of U.S. dollars)	2021	2020
Cost of goods sold	-35,959	-23,133
Research and development expenses	-10,336	-4,145
Selling, general and administrative expenses	-114,732	-52,424
Total	-161,027	-79,702

Disclosure amounts are based on the expense recognized in the consolidated statement of operations.

Salaries, other benefits and social security expenses - Board members, Chief Executive Officer and other Senior Executives
For the year ending December 31 (in thousands of U.S. dollars)	2021	2020
Short-term employee benefits (of which bonus)	-6,459 (-685)	-4,775 (-1,243)
Post-employment benefits	-766	-652
Share-based payments	-13,921	-1,014
Social security contributions	-2,521	-1,367
Total	-23,666	-7,808

Salaries, other benefits and social security expenses - Board members, Chief Executive Officer and other Senior Executives
For the year ending December 31 (in thousands of U.S. dollars)				2021
	Base pay/Board fees	Variable renumeration	Other remuneration	Pension costs	Share-based compensation expense	Total remuneration 2021
Board member Eric Melloul	-58	-	-	-	-	-58
Board member Bernard Hours	-63	-	-	-	-87	-150
Board member Frances Rathke	-55	-	-	-	-87	-142
Board member Steven Chu	-55	-	-	-	-87	-142
Board member Hannah Jones	-47	-	-	-	-87	-134
Board member Mattias Klintemar	-71	-	-	-	-	-71
Board member Ann Chung	-56	-	-	-	-	-56
Board member Yawen Wu	-51	-	-	-	-	-51
Board member Tim Zhang	-47	-	-	-	-	-47
Board member Tomakin Lai	-40	-	-	-	-	-40
Board member Björn Öste	-36	-	-	-	-	-36
Chief Executive Officer Toni Petersson	-729	-	-23	-110	-4,409	-5,271
Other senior executives (12 persons)	-4,322	-685	-119	-655	-9,165	-14,946
Total remuneration to board members, CEO and other senior executives	-5,630	-685	-142	-765	-13,922	-21,144

For the year ending December 31 (in thousands of U.S. dollars)	2020
	Base pay/Board fees	Variable renumeration	Other remuneration	Pension costs	Share-based compensation expense	Total remuneration 2020
Chaiman of the Board Eric Melloul	-36	-	-	-	-	-36
Board member Bernard Hours	-24	-	-	-	-	-24
Board member Mattias Klintemar	-24	-	-	-	-	-24
Board member Ann Chung	-7	-	-	-	-	-7
Board member Björn Öste	-24	-	-	-	-	-24
CEO Toni Petersson	-489	-293	-18	-99	-	-898
Other senior executives (11 persons)	-2,822	-950	-89	-553	-1,014	-5,428
Total remuneration to board members, CEO and other senior executives	-3,425	-1,243	-107	-652	-1,014	-6,441

For the CEO, a notice period of 12 months applies if a termination of employment should be initiated by the Company. Should a termination of employment be initiated by the CEO, the notice period is 6 months.

For other senior executives employed in Sweden, a mutual notice period of 6 months applies for everyone except one senior executive where a notice period of 15 months applies if a termination of employment should be initiated by the Company.

For other senior executives employed in countries outside of Sweden, a mutual notice period of 0-3 months applies.

Average number of employees per geographical breakdown
	2021			2020
For the year ending December 31	Total amount	Men	Women	Total amount	Men	Women
Sweden	583	281	302	346	176	170
Norway	2	1	1	-	-	-
Finland	13	6	7	5	1	4
Germany	50	20	30	32	14	18
Netherlands	44	30	14	25	18	8
Austria	4	3	1	-	-	-
United Kingdom	37	15	22	24	10	14
US	297	156	141	117	57	60
China	215	109	106	61	24	37
Hongkong, China	7	4	3	6	2	4
Singapore	28	22	6	7	3	4
Total	1,280	647	633	623	305	319

Gender distribution in management
	2021			2020
For the year ending December 31	Total	Men	Women	Total	Men	Women
Board members	13	9	4	9	7	2
CEO and other senior executives	13	9	4	12	9	3
Total Group	26	18	8	21	16	5

9.	Share-based payments

LTI 2021

The extraordinary general meeting in the Company held on May 6, 2021 (the “EGM”) adopted a long-term incentive program for the Company’s board members, management and employees (including qualifying consultants who work full-time for the group and over a longer period) called (“LTI 2021”). The LTI 2021 contains an omnibus incentive plan, the Oatly 2021 Incentive Award Plan, which was adopted at the EGM (the “LTI Incentive Plan”), applicable to all LTI 2021 participants. The principal purpose of the LTI 2021 is to attract, retain and motivate selected employees, consultants and members of the Board of Directors through the granting of share-based compensation awards and cash-based performance bonus awards from 2021 and onwards.

Pursuant to LTI 2021, the Company may grant restricted stock units (“RSUs”) and stock options (jointly, “Awards”) to eligible participants to acquire (i) common shares, with a quota value of SEK 0.0015 per share as of 20 May 2021 (“Common Shares”), or (ii) American Depositary Shares or American Depositary Receipts, each representing one Common Share (jointly, the “Shares”).

Pursuant to LTI 2021, the Company may grant Awards entitling to a maximum of 69,496,515 Shares. The LTI 2021 is a multi-year long term incentive program and Awards may be awarded up until and including 2026. To ensure the delivery of Shares underlying the Awards in accordance with the LTI 2021, the EGM resolved to issue not more than 69,496,515 warrants (the “Warrants”), whereby the Company’s share capital could be increased by not more than SEK 102,957.80 (assuming a quota value of SEK 0.0015 per share) upon exercise of the Warrants for subscription and registration with the Swedish Companies Registration Office (the “SCRO”) of Common Shares. All 69,496,515 Warrants shall be subscribed for by the Company (which in accordance with the EGM’s resolution shall be entitled to transfer the Warrants to participants or a third party in order to fulfil the commitments arising from LTI 2021) and will be registered with the SCRO.

RSUs

During the financial year 2021, the Company, under the LTI 2021, issued 1,791,602 RSUs to employees and 41,175 RSUs to members of the Board of Directors. The RSUs were granted free of charge and are accounted for as equity-settled share-based payment transactions. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs granted to employees vest gradually over three years from date of grant, subject to continued service. The RSUs granted to members of its Board of Directors vest over one year from date of grant, subject to continued service.

Activity in the Group’s RSUs outstanding and related information is as follows:

	Grant date fair value (USD)	Number of RSUs
As at December 31, 2020	-	-
Granted May	17.00	1,257,127
Granted November	9.92	575,650
Forfeited	-	-131,770
As at December 31, 2021	-	1,701,007

Employee stock options

During the financial year 2021, the Company, under the LTI 2021, issued 7,002,430 employee stock options to employees, of which 5,750,002 were issued to members of key management (excl. the Board of Directors). The employee stock options were granted free of charge and are accounted for as equity-settled share-based payment transactions. For employee stock options granted under the LTI 2021, the exercise price is equal to the fair value of the ordinary shares on grant date. The exercise price is included in the grant date fair value of the award. The employee stock options granted to participants under the LTI 2021 vest in equal instalments on each of the first three anniversaries of the date of grant, subject to continued service. The stock options expire, in relation to each instalment under the vesting schedule, five years after vesting, corresponding to a total term of six, seven and eight years for the respective installment.

	Weighted average exercise price ($)	Number of employee stock options
As at December 31, 2020	-	-
Granted May	17.00	6,867,649
Granted November	9.92	134,781
Forfeited	17.00	-44,118
As at December 31, 2021	16.86	6,958,312

No options expired during the period covered by the above table.

Employee stock options outstanding as at December 31, 2021, amounted to 6,823,531 for the May 2021 grant with an exercise price of $17 per share, and 134,781 for the November 2021 grant with an exercise price of $9.92 per share. One-third of the employee stock options vests each anniversary after grant, and the expiration date is five years from the relevant vesting date.

The fair value at grant date of employee stock options granted during the financial year 2021 was USD 6.24 for the May 2021 grant date and USD 3.67 for the November 2021 grant date. The fair value of the employee stock options at grant date has been determined using the Black-Scholes option-pricing model, which takes into account the exercise price, the expected term of the employee stock options, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the employee stock options and the correlations and volatilities of the peer Group companies. The Company does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model.

The following table lists the inputs to the Black-Scholes option-pricing model used for employee stock options granted during the financial year 2021:

	May 2021	November 2021
Exercise price (USD)	17.00	9.92
Expected term (years)	6-8	6-8
Share price at grant date	17.00	9.92
Expected price volatility of the Company's shares (%)	33.00	33.00
Risk-free interest rate (%)	1.09 - 1.44	1.34 - 1.48

Valuation assumptions are determined at each grant date and, as a result, are likely to change for share- based awards granted in future periods. Changes to the input assumptions could materially affect the estimated fair value of the employee stock options. The sensitivity analysis below shows the impact of increasing and decreasing the share price by 10%, expected volatility by 2% as well as the impact of increasing and decreasing the expected term by 6 months. This analysis was performed on employee stock options granted in 2021.

The following table shows the impact of these changes on fair value per employee stock option granted 2021:

	May 2021	November 2021
Share price decrease 10%	-1.16	-0.68
Share price increase 10%	1.23	0.73
Volatility decrease 2%	-0.31	-0.18
Volatility increase 2%	0.31	0.18
Expected life decrease 6 months	-0.26	-0.14
Expected life increase 6 months	0.26	0.14

Warrants 2016 - 2020

The Group has granted warrants to employees during 2016 to 2020. The warrants outstanding as at January 1, 2021, have been either exercised or forfeited during the year as follows:

Set out below are summaries of warrants granted under the plans:

	Average exercise price per warrant	Number of warrants
As of January 1 2020	5.65 SEK	1,492,864
Awarded during the year	39.77 SEK	107,000
Redeemed during the year	5.27 SEK	-123,667
As of December 31 2020	8.16 SEK	1,476,197
Awarded during the year	8.16 SEK	-1,456,197
Redeemed during the year	7.68 SEK	-20,000
As of December 31 2021	-	-

* Warrant holders have the right to subscribe to 27 ordinary shares per warrant.

The estimated weighted average fair value at grant date of warrants granted during 2020 was SEK 115.9. The fair value of the warrants at grant date has been determined using the Black-Scholes model, which takes into account the exercise price, the expected term of the warrant, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the warrant and the correlations and volatilities of the peer Group companies.

The model inputs for warrants granted during the year ended December 31, 2020, included:

2020
Strike price	39.77 SEK
Assignment date	July 2020
Contractual maturity	10 Years
Expected maturity	0.8 Years
Share price as of the allotment date	39.77 SEK
Expected price volatility for the Company's shares	30%
Expected dividend	0%
Risk-free interest	0%

Valuation assumptions are determined at each grant date and, as a result, are likely to change for share-based awards granted in future periods. Changes to the input assumptions could materially affect the estimated fair value of the warrants. The sensitivity analysis below shows the impact of increasing and decreasing the share price by 10%, expected volatility by 2% as well as the impact of increasing and decreasing the expected term by 6 months. This analysis was performed on warrants granted in 2020.

The following table shows the impact of these changes on fair value per warrant granted 2020:

For the year ending December 31	2020
Share price decrease 10%	-51.4 SEK
Share price increase 10%	66.9 SEK
Volatility decrease 2%	-7.7 SEK
Volatility increase 2%	7.7 SEK
Expected life decrease 6 months	-43.6 SEK
Expected life increase 6 months	31.00 SEK

In addition to the warrants, the Group has issued full recourse loans at a market rate to the participants for the purchase price of the warrants. For further information, see Note 17 Other non-current receivables and Note 31 Related party disclosures.

Costs attributable to share-based compensation (in thousands of U.S. dollars)	2021	2020
RSU's release during LTI 2021	-7,489	-
Employee stock options issued under LIT 2021	-16,143	-
Warrants	-	-1,014
Social security contributions	-1,581	-319
Total	-25,213	-1,333

10.	Finance income and expenses

For the year ending December 31 (in thousands of U.S. dollars)	2021	2020
Interest income	1,774	119
Net foreign exchange difference	12,661	396
Total finance income	14,435	515

Interest expenses—loan from credit institutions	-8,623	-5,627
Interest expenses—lease liabilities	-5,026	-1,462
Interest expenses— shareholder loans	-5,256	-7,343
Fair value changes contingent consideration	-16	976
Fair value changes derivatives	-222	-
Other financial expenses	-518	-478
Borrowing costs capitalized	3,921	2,562
Total finance expenses	-15,740	-11,372
Finance net	-1,305	-10,857

Capitalized borrowing costs

Borrowing costs have been capitalized for qualifying assets that consist of construction in progress for production facilities. The capitalization rate used to determine the amount of borrowing costs that have been capitalized, is the weighted average interest rate applicable to the Group’s general liabilities to credit institutions, shareholder loan and lease liabilities during the year, in this case 3.82% (6.78%).

11.	Net exchange-rate differences

The exchange-rate differences recognized in the consolidated statement of operations are included as follows:

For the year ending December 31 (in thousands of U.S. dollars)	2021	2020
Other operating income and expense, net	662	-1,792
Finance income and expenses (note 9)	12,661	396
Exchange-rate differences—net	13,323	-1,396

12.	Income tax

The major components of income tax expense are as follows:

For the year ending December 31 (in thousands of U.S. dollars)	2021	2020
Current tax:
Current income tax charge	1,887	-1,442
Adjustments in respect of income tax of previous years	-120	-141
	1,767	-1,583
Deferred tax:
Relating to origination and reversal of temporary differences	888	-828
	888	-828
Income tax expense reported in the consolidated statement of operations	2,655	-2,411

Reconciliation of tax expense and the accounting loss multiplied by Sweden’s corporate tax rate:
For the year ending December 31	2021	2020
Accounting loss before tax	-215,048	-57,950
At Sweden’s corporate income tax rate of 20.6% (21.4%)	44,300	12,401
Effect of tax rates in foreign jurisdictions	-835	-1,229
Non-deductible costs	-2,712	-3,141
Adjustments in respect of income tax of previous years	-120	-141
Change in unrecognized deferred taxes	-38,915	-10,373
Tax effect of changes in tax rates	-13	-439
Other	950	511
Income tax expense	2,655	-2,411

In 2018, it was decided that the corporate tax rate in Sweden was going to be lowered in two steps. The corporate tax rate was lowered from 22.0% to 21.4% for financial years commencing after December 31, 2018. In the next step, the corporate tax rate was lowered to 20.6% for financial years commencing after December 31, 2020.

Deferred tax

Deferred tax relates to the following:
As at December 31 (in thousands of U.S. dollars)	2021	2020
Property, plant and equipment	-36,642	-4,131
Tax losses carried forward	27,792	1,303
Leases	930	184
Share based compensation	282	-
Accrued expenses	1,280	731
Deferred tax credits	1,822	353
Loss allowances for financial assets	62	122
Other	4,090	158
Net deferred tax liabilities	-384	-1,281
Reflected in the consolidated statement of financial position as follows:
Deferred tax assets	2,293	26
Deferred tax liabilities	-2,677	-1,307
Deferred tax liabilities, net	-384	-1,281

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority. Deferred income tax assets are recognized for tax loss carry-forwards, temporary differences or other tax credits to the extent that the realization of the related tax benefit through future taxable profits is probable.

A reconciliation of net deferred tax is shown in the table below:

	2021	2020
Balance at January 1	-1,281	-454
Movement recognized in the consolidated statement of operations	888	-828
Exchange differences	9	1
Balance at December 31	-384	-1,281

In some subsidiaries, a deferred income tax asset has been recognized to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity.

For the Swedish subsidiaries, no deferred income tax asset was recognized since, according to the Group, the criteria for reporting deferred tax assets in IAS 12 were not met.

Deferred tax assets have not been recognized in respect of the following items:

For the year ending December 31 (in thousands of U.S. dollars)	2021	2020
Loss allowance for trade receivables	49	577
Accrued expenses	71,124	29,877
Tax losses carried forward	2,262	1,168
Net interest expense carried forward	64	1,754
Other	718	189
Total unrecognized deferred tax assets	74,217	33,565

The Group’s accumulated loss carry-forwards amounted to $484.2 ($152.5) million. Tax loss carry-forwards as at December 31, 2021 were expected to expire as follows:

Expected expiry (in thousands of U.S. dollars)	Less than 5 years	Unlimited	Total
Tax loss carry-forwards	-	484,225	484,225

The Group has unrecognized tax losses that arose in Sweden of $345.3 ($136.8) million that are available indefinitely for offsetting against future taxable profits of the companies in Sweden. Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group, they have arisen in companies that have been loss-making for some time, and there is no other evidence of recoverability in the foreseeable future. If the Group were able to recognize all unrecognized deferred tax assets on tax losses in Sweden, the result would increase by $71.1 million and $28.2 million for the years ended December 31, 2021 and 2020, respectively.

Furthermore, the Group has tax losses in foreign jurisdictions amounting to $12.4 ($8.7) million. A deferred tax asset has been recognized in respect of these losses as at December 31, 2021 as it is likely that these will be able to be utilized in the foreseeable future. The measurement of deferred tax assets is subject to uncertainty and the actual result may diverge from judgements due to future changes in business climate, altered tax laws etc. An assessment is made at each closing date of the likelihood that the deferred tax asset will be utilized.

The Group also has tax losses that arose in the United States of $126.5 ($6.1) million. A deferred tax asset has been recognized in respect of these losses as there are sufficient taxable temporary differences to offset against. Utilization of loss carry-forwards in jurisdictions in which the Group operates may be subject to limitations if there is a change in control.

As at December 31, 2021, no deferred tax liability had been recognized on investments in subsidiaries. The Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries and determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future. It is not practicable to calculate the aggregate amount of temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized.

The Company applies significant judgement in identifying uncertainties over income tax treatments. Since the Company operates in a complex multinational environment, it periodically evaluates positions taken in the tax returns to validate whether it has any uncertain tax positions, particularly those relating to transfer pricing. The tax filings of the Company and the subsidiaries in different jurisdictions include adjustments related to transfer pricing and the taxation authorities may challenge those tax treatments. The Company determined, based on its tax compliance and transfer pricing study, that it is probable that its tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.

13.	Investments in subsidiaries

Name	Country/place of registration and operations	Proportion of voting rights and shares held (directly or indirectly) (%)	Number of shares	Posted value in Oatly Group AB 31 December 2021 (in thousands of SEK)
Direct ownership
Cereal Base CEBA AB	100%	100%	10,414,372	4,956,771
Indirect ownership
Oatly AB	100%	100%
Oatly UK Ltd	100%	100%
Oatly UK Operations & Supply Ltd	100%	-
Oatly Germany GmbH	100%	100%
Oatly Switzerland AG	100%	-
Oatly Austria GmbH	100%	-
Oatly Norway AS	100%	100%
Oy Oatly Ab	100%	100%
Oatly Netherlands BV	100%	100%
Oatly Netherlands Operation & Supply BV	100%	100%
Oatly EMEA AB	100%	100%
Oatly Global Operations & Supply AB	100%	100%
Oatly Singapore Operations & Supply Pte	100%	100%
Oatly Pte Ltd	100%	-
Oatly APAC Pte	100%	-
Oatly Inc	100%	100%
Oatly US Inc	100%	100%
Oatly US Operations & Supply Inc	100%	100%
Oatly Canada Inc	100%	-
Havrekärnan AB	100%	100%
Oatly Australia Pty Ltd	100%	-
Oatly Hong Kong Holding Ltd	100%	100%
Oatly Shanghai Ltd	100%	100%
Oatly Food Co Ltd	100%	100%
Oatly Thousands of Island Co Ltd	100%	100%

All subsidiaries are wholly owned. The number of shares equals the number of voting rights.

Name	Registration number	Country of operation / registered office
Direct ownership
Cereal Base CEBA AB	556482-2988	Sweden/Malmö
Indirect ownership
Oatly AB	556446-1043	Sweden/Malmö
Oatly UK Ltd	8038012	United Kingdom/Worthing
Oatly UK Operations & Supply Ltd	12847578	United Kingdom/London
Oatly Germany GmbH	27/459/31354	Germany/Berlin
Oatly Switzerland AG	CHE-181.778.500	Switzerland, Appenzell
Oatly Austria GmbH	FN 548816 h	Austria, Ried im Innkreis
Oatly Norway AS	818976062	Norway/Oslo
Oy Oatly Ab	2858489-6	Finland/Helsingfors
Oatly Netherlands BV	73642746	The Netherlands/Vlissingen
Oatly Netherlands Operation & Supply BV	73642754	The Netherlands/Vlissingen
Oatly EMEA AB	559163-7698	Sweden/Malmö
Oatly Global Operations & Supply AB	559163-7680	Sweden/Malmö
Oatly Singapore Operations & Supply Pte	201931793R	Singapore/Singapore
Oatly Pte Ltd	202009237Z	Singapore/Singapore
Oatly APAC Pte	202010927Z	Singapore/Singapore
Oatly Inc	5175500	US/Delaware
Oatly US Inc	7713489	US/Delaware
Oatly US Operations & Supply Inc	7331326	US/Delaware
Oatly Canada Inc	720693	Canada/Saint John, NB
Havrekärnan AB	556645-7213	Sweden/Landskrona
Oatly Australia Pty Ltd	644817327	Australia/Melbourne
Oatly Hong Kong Holding Ltd	1558549	Hongkong, China/Hongkong
Oatly Shanghai Ltd	91310000MA1GLQLR3B	China/Shanghai
Oatly Food Co Ltd	91340500MA2WHW8X03	China/Shanghai
Oatly Thousands of Island Co Ltd	91330127MA2KJGFG2Q	China/Shanghai

14.	Intangible assets

(in thousands of U.S. dollars)	Goodwill	Other intangible assets	Capitalized software	Ongoing development costs	Total
Cost
At January 1, 2020	126,624	1,108	-	2,900	130,632
Additions	-	1,777	-	6,692	8,469
Reclassification	-	-	2,463	-2,463	-
Exchange differences	17,202	340	323	714	18,579
At December 31, 2020	143,826	3,225	2,786	7,843	157,680
Additions	-	1,667	2,860	2,597	7,124
Scrapped	-	-	-245	-165	-410
Reclassification	-	-	6,553	-6,553	-
Exchange differences	-13,462	-372	-787	-647	-15,268
At December 31, 2021	130,364	4,520	11,167	3,075	149,126
Accumulated amortization
At January 1, 2020	-	-153	-	-	-153
Amortization charge	-	-506	-454	-	-960
Exchange differences	-	-63	-41	-	-104
At December 31, 2020	-	-722	-495	-	-1,217
Amortization charge	-	-780	-1,420	-	-2,200
Exchange differences	-	107	109	-	216
At December 31, 2021	-	-1,395	-1,806	-	-3,201
Cost, net accumulated amortization
At December 31, 2020	143,826	2,503	2,291	7,843	156,463
At December 31, 2021	130,364	3,125	9,361	3,075	145,925

Adjustments made related to the agenda decision for new SaaS arrangements were not material for the Group for the year ended December 31, 2021. There were no adjustments for the year ended December 31, 2020. Refer to Note 2 for a summary of the change in accounting policy for SaaS arrangements.

Goodwill is in its entirely related to the acquisition of Cereal Base CEBA AB in 2016.

14.1	Test of goodwill impairment

The CEO assesses the operating performance based on the Group’s three operating segments: EMEA, Americas and Asia. Goodwill is monitored by the CEO at the level of the three operating segments. The goodwill existing as at December 31, 2021 and 2020 is entirely attributable to EMEA.

The Group tests for goodwill impairment annually. For the 2021 and 2020 reporting period, the recoverable amount of the cash-generating unit (“CGU”) was determined based on value-in-use calculations, which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period.

Cash flows beyond the five-year period are extrapolated using the estimated growth rate stated below. The growth rate is consistent with forecasts included in industry reports specific to the industry in which the CGU operates.

The following table sets out the key assumptions:

For the year ending December 31	2021	2020
Long-term growth rate (%)	2%	2%
Pre-tax discount rate (%)	12.6%	12.8%

Management has determined the values assigned to each of the above key assumptions as follows:

•	Long-term growth rate: This is the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rates are consistent with forecasts included in industry reports.
•	Pre-tax discount rates: Reflect specific risks relating to the relevant segments and the countries in which they operate.

The residual value exceeds the carrying amount of goodwill.

15.	Property, plant and equipment

	Land and buildings	Plant and machinery	Construction in progress	Total
Cost (in thousands of U.S. dollars)
At January 1, 2020	32,685	49,911	22,749	105,345
Additions	294	1,915	142,203	144,412
Disposals	-	-477	-1,051	-1,528
Reclassifications	3,395	2,218	-5,613	-
Exchange differences	2,620	4,195	5,699	12,514
At December 31, 2020	38,994	57,762	163,987	260,743
Additions	23,590	69,341	211,949	304,880
Disposals	-	-21	-	-21
Reclassifications	57,744	76,591	-134,820	-485
Exchange differences	-2,905	-4,668	-6,731	-14,304
For the year ending December 31 (in thousands of U.S. dollars)	117,423	199,005	234,385	550,813
Accumulated depreciation and impairment
At January 1, 2020	-3,862	-10,983	-	-14,845
Depreciation charge	-1,305	-5,032	-	-6,337
Disposals	-	352	-	352
Reclassifications	10	-10	-	-
Exchange differences	-613	-1,675	-	-2,288
At December 31, 2020	-5,770	-17,348	-	-23,118
Depreciation charge	-2,687	-13,163	-	-15,850
Disposals	-	3	-	3
Impairment	-	-833	-3,494	-4,327
Reclassifications	-	-	-	-
Exchange differences	567	1,560	-	2,127
At December 31, 2021	-7,890	-29,781	-	-41,165
Cost, net accumulated depreciation and impairment
At December 31, 2020	33,224	40,414	163,987	237,625
At December 31, 2021	109,533	169,224	230,891	509,648

The additions in Construction in progress during the year ended December 31, 2021 is mainly related to investment in new and existing production facilities.

The reclassifications between Construction in progress and Land and buildings and Plant and machinery are mainly related to part of the Ogden, Utah production facility, and the Singapore production facility, which were completed during the year ended December 31, 2021.

The depreciation expense for years ended December 31, 2021 and 2020 was $15.9 million and $6.3 million, respectively.

16.	Leases

This note provides information for leases where the Group is a lessee.

16.1	The Group’s leasing activities and how these are accounted for

Lease terms for properties are generally between 1 and 10 years, except for the production facilities described below.

The lease agreement for the production facility in Ogden, Utah, originally had a lease term of 20 years (including extension options). The lease was modified during the year ended December 31, 2021, adding options to extend the lease further from December 31, 2038, to December 31, 2061. The Group has assessed it as reasonably certain that all extension periods will be utilized up until 2061. The addition to the right-of-use asset as a result of the modification amounts to $4.7 million.

In addition to the modification above, the lease was also amended with two additional buildings at the Ogden production facility. One addition commenced in June 2021, and the commencement date for the second addition is December 31, 2022.

Furthermore, five lease agreements regarding production facilities were entered into during the year ended December 31, 2021:

•	One in Fort Worth, Texas, which commenced in March 2021 with a lease term of 20 years having included two extension options of five years each,
•	One in Ma’anshan, China which commenced in January 2021 with a lease term of 10 years having included an extension option of five years,
•	One in Singapore which commenced in May 2021 with a lease term of 10 years,
•	One in Peterborough, United Kingdom, which commenced in September 2021 with a lease term of 40 years having included two extension options of 10 years each, and
•	One in China (Asia III) which commenced in October 2021 with a lease term of 50 years.

Lease terms for production equipment are generally between 1 and 5 years. The Group also has leases with a shorter lease term than 12 months and leases pertaining to assets of low value, such as office equipment. For these, the Group has chosen to apply the exemption rules in IFRS 16 Leases, meaning the value of these contracts is not part of the right-of-use asset or lease liability.

Extension and termination options

Extension and termination options are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. For more information regarding the Group’s extension options, please refer to Note 4.

16.2	Amounts recognized in the consolidated statement of financial position

The consolidated statement of financial position discloses the following amounts relating to leases:

For the year ending December 31 (in thousands of U.S. dollars)	2021	2020
Right-of-use assets
Land and buildings	127,773	23,152
Plant and machinery	30,675	14,951
Total	158,448	38,103

Lease liabilities
Current	16,703	6,261
Non-current	126,516	23,883
Total	143,219	30,144

(in thousands of U.S. dollars)	Land and buildings	Plant and machinery	Total
Cost
At January 1, 2020	16,553	19,174	35,727
Increases	10,588	2,176	12,764
Decreases	-507	-1,298	-1,805
Exchange differences	1,192	2,491	3,683
At December 31, 2020	27,826	22,543	50,369
Increases	113,597	21,526	135,123
Decreases	-934	-3,556	-4,490
Reclassifications	-	485	485
Exchange differences	-1,686	-1,721	-3,407
At December 31, 2021	138,803	39,277	178,080
Accumulated depreciation
At January 1, 2020	-1,732	-4,472	-6,204
Depreciation	-3,149	-2,981	-6,130
Decreases	497	732	1,229
Exchange differences	-289	-872	-1,161
At December 31, 2020	-4,673	-7,593	-12,266
Depreciation1	-7,507	-4,982	-12,489
Decreases	933	3,175	4,108
Exchange differences	217	798	1,015
At December 31, 2021	-11,030	-8,602	-19,632
Cost, net accumulated depreciation
At December 31, 2020	23,153	14,950	38,103
At December 31, 2021	127,773	30,675	158,448
(1)

Includes an asset impairment charge of certain production equipment at our Landskrona production facility in Sweden for which we have no alternative use, amounting to $5.0 million, of which $4.3 million relates to property, plant and equipment and $0.7 million relates to right of use assets.

16.3	Amounts recognized in the statement of operations

The consolidated statement of operations discloses the following amounts relating to leases:

Depreciation and impairment charge of right-of-use assets (in thousands of U.S. dollars)	2021	2020
Land and buildings	-7,507	-3,149
Plant and machinery	-4,982	-2,981
Total	12,489	-6,130
Interest expense (included in finance cost)	-5,026	-1,462
Expense relating to short-term leases	-576	-314
Expense relating to leases of low-value assets that are not shown above as short-term leases	-1,605	-1,984

The total cash outflow for leases in 2021 was $16.5 ($9.8) million.

The Group has the following lease agreements, which had not commenced as of December 31, 2021, but the Group is committed to:

•

For the previously mentioned Ogden, Utah, agreement, one additional building under which the Group’s obligations amount to $27.9 million for a term of 40 years. The additional building has a commencement date of December 31, 2022.

•

One lease agreement regarding production equipment in Ma’anshan, China, under which the Group’s obligations collectively amount to $8.0 million for a term of six years. The commencement date is expected to be in the first half of 2022.

•	One lease agreement regarding R&D premises in Lund, Sweden, under which the Group’s obligations amount to $13.8 million for a term of 15 years. The lease has a commencement date of September 1, 2023.

17.	Other non-current receivables

For the year ending December 31 (in thousands of U.S. dollars)	2021	2020
Deposits	941	-
Loans to employees	-	5,064
Long term prepaid expenses	3,411	-
Other receivables	1,182	1,486
Total	5,534	6,550

As at December 31, 2021, other non-current receivables primarily included deposits and long term prepaid expenses.

As at December 31, 2020, other non-current receivables primarily included full recourse loans to certain members of key management and other employees. Refer to section 3.1.2 Credit risk for further description of the loans. For more information of the warrants and related outstanding balances, see Note 9 Employee and personnel costs and Note 31 Related party disclosures.

18.	Financial instruments per category

For the year ending December 31 2021 (in thousands of U.S. dollars)	Fair value through profit or loss	At amortized cost
Assets in the consolidated statement of financial position
Other non-current receivables	-	5,534
Derivatives	-	-
Trade receivables	-	105,519
Other current receivables	-	6,982
Short-term investments	249,937	-
Cash and cash equivalents	-	295,572
Total	249,937	413,607

For the year ending December 31 2021 (in thousands of U.S. dollars)	Fair value through profit or loss	At amortized cost
Liabilities in the consolidated statement of financial position
Liabilities to credit institutions	-	5,987
Shareholder loans	-	-
Derivatives (part of other non-current liabilities)	-	-
Bank overdraft facilities	-	-
Trade payables	-	93,043
Accrued expenses	-	85,987
Total	-	185,017

For the year ending December 31, 2020 (in thousands of U.S. dollars)	Fair value through profit or loss	At amortized cost
Assets in the consolidated statement of financial position
Other non-current receivables	-	6,550
Derivatives	827	-
Trade receivables	-	71,297
Other current receivables	-	1,969
Short-term investments	-	105,364
Total	827	185,180

For the year ending December 31 (in thousands of U.S. dollars)	Fair value through profit or loss	At amortized cost
Liabilities in the consolidated statement of financial position
Liabilities to credit institutions	-	95,990
Shareholder loans	-	106,118
Derivatives (part of other non-current liabilities)	189	-
Bank overdraft facilities	-	1,197
Trade payables	-	45,295
Accrued expenses	-	36,147
Total	189	284,747

Short-term investments

Some of the cash received in the IPO has been invested in different short-term investments, namely funds, bonds and certificates, for the purpose of securing and increasing the value until the cash is needed for investments in the business, including, for example, new production facilities. The short-term investments are made in SEK and USD.

Funds consist of primarily “money market funds”, i.e. a kind of mutual fund that invests in highly liquid, near-term instruments and high-credit-rating, debt-based securities with a short-term maturity.

Bonds and certificates consist of corporate bonds and commercial papers.

The changes in fair value recorded in the profit and loss for the year ended December 31, 2021 were $0.2 million. The fair value changes are included in Finance income and expenses, net.

Fair value hierarchy

This note explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Specific valuation techniques used in level 2 to value financial instruments include:

●	for short-term investments, quoted market prices or dealer quotes for similar instruments,
●	for interest rate swaps, the present value of the estimated future cash flows based on observable yield curves, and
●	for foreign currency forwards, the present value of future cash flows based on the forward exchange rates at the balance sheet date

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level

3. This is the case for unlisted equity securities.

Recurring fair value measurements at December 31, 2021 (in thousands of U.S. dollars)	Level 1	Level 2	Level 3
Financial assets
Derivatives	-	-	-
Short-term investments	-	249,937	-
Total financial assets	-	249,937	-
Financial liabilities
Derivatives	-	-	-
Total financial liabilities	-	-	-

Recurring fair value measurements at December 31, 2020 (in thousands of U.S. dollars)	Level 1	Level 2	Level 3
Financial assets
Derivatives	-	827	-
Total financial assets	-	827	-
Financial liabilities
Derivatives	-	189	-
Total financial liabilities	-	189	-

There were no transfers between the levels during 2021 and 2020.

The fair value of liabilities to credit institutions is estimated to correspond to the carrying amount since all borrowing is at a floating interest rate, and the credit risk in the Group has not changed significantly.

The fair value of the shareholder loan was estimated to correspond to the carrying amount since the due date was 3 months from the reporting date, hence the discount effect is not significant.

The carrying amount of other financial instruments in the Group is a reasonable approximation of fair value since they are short-term, and the discount effect is not significant.

19.	Inventories

For the year ending December 31 (in thousands of U.S. dollars)	2021	2020
Raw materials and consumables	17,296	7,056
Finished goods	78,365	30,875
Advances to suppliers	-	1,184
Total	95,661	39,115

Inventories recognized as an expense during the year ended December 31, 2021 amounted to $459.7 ($251.2) million and were included in cost of goods sold.

Write-downs of inventories to net realizable value amounted to $5.1 ($2.0) million. The write-downs were recognized as an expense during the years ended December 31, 2021 and 2020 and included in cost of goods sold in the statement of operations.

20.	Trade receivables

For the year ending December 31 (in thousands of U.S. dollars)	2021	2020
Trade receivables	106,402	72,009
Less: allowance for expected credit losses	-883	-712
Trade receivables—net	105,519	71,297

Carrying amounts, by currency, for the Group’s trade receivables are as follows:

	2021	2020
EUR	32,394	20,941
GBP	18,541	15,421
USD	24,877	13,830
CNY	20,871	14,048
SEK	3,979	5,184
Other	4,857	1,873
Total	105,519	71,297

For more information on aging schedule and the allowance for expected credit losses, please see Note 3.1.2.

The maximum exposure to credit risk on the date of the statement of financial position is the carrying amounts according to the above.

21.	Other current receivables

For the year ending December 31 (in thousands of U.S. dollars)	2021	2020
Derivatives	20,801	7,767
Value added tax	-	827
Advance payments to vendors	3,915	1,184
Other	7,513	2,585
Total	32,229	12,363

22.	Prepaid expenses

For the year ending December 31 (in thousands of U.S. dollars)	2021	2020
Prepaid production and warehouse expenses	309	6,066
Prepaid selling and marketing expenses	5,215	299
IPO preparation costs	-	1,474
Prepaid insurance expenses	8,894	458
Prepaid financing expenses	3,537	777
Other	9,756	2,435
Total	27,711	11,509

23.	Cash and cash equivalents

The consolidated statement of financial position and the consolidated statement of cash flows include the following items in “cash and cash equivalents”:

For the year ending December 31 (in thousands of U.S. dollars)	2021	2020
Short-term deposits	180,458	-
Cash at bank and on hand	115,114	105,364
Total	295,572	105,364

Short-term deposits are time deposits and structured deposits, with maturities of 1 to 3 months. The deposits can be withdrawn at any time before maturity date. The expected change in value is assessed as insignificant since the amount received cannot be less than the amount deposited.

24.	Share capital and other contributed capital

As at December 31, 2021, 591,777 thousand ordinary shares were outstanding and the par value per share was $0.00018 (SEK 0.0015.

As at December 31, 2020, the Company’s share capital consisted of 433,502,145 A-shares with a par value of $0 (SEK 0.00037), 46,797,804 B-shares with a par value of $0 (SEK 0.00037) and 1,405,944 G-shares with a par value of $0 (SEK 0.00037).

At an extraordinary general meeting held on March 15, 2021, a bonus issue with a registration date of March 22, 2021, was made. The bonus issue resulted in an increase in the share capital of $62.8 thousand (SEK 535.2 thousand). The number of shares were unchanged. The par value per share changed to $0.00017 (SEK 0.00148).

At an extraordinary general meeting on May 4, 2021, the shareholders of the Company approved to adopt new articles of association according to the Board’s proposal. As a consequence of the adoption of the new articles of association, the share classes were removed so that the Company only has ordinary shares.

On the date of the IPO, on May 20, 2021, the following transactions were carried out:

•

A redemption of 58 thousand shares was made to maintain the economic values among the shareholders after the removal of share classes. The reduction took place through retirement of shares and the share capital was reduced by the amount of $10.35 (SEK 86.24).

•	All outstanding warrants were exercised into 39,317 thousand ordinary shares and the share capital was increased by $7.1 thousand (SEK 59.0 thousand).

•	6,124 thousand ordinary shares were issued to convert a portion of the shareholder’s loan and the share capital was increased by $1.1 thousand (SEK 9.2 thousand).

•

A bonus issue was made. The bonus issue resulted in that the par value per share changed to $0.00018 (SEK 0.0015) through an increase in the share capital of $1.1 thousand (SEK 8.9 thousand). The number of shares remained unchanged.

•	A new share issue was carried out consisting of 64,688 thousand shares which have been subscribed and allotted and the share capital was increased by $11.7 thousand (SEK 97.0 thousand).

The shares carry a voting power of one vote/share. All shares issued by the parent are fully paid

Other contributed capital of $1,628.1 ($448.3) million consists of share premium, shareholders contribution and proceeds from warrant issues.

Foreign currency translation reserve of $ -74.5 ($ -2.5) million primarily consists of exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

Accumulated deficit of $ -308.4 ($ -119.7) million consists of accumulated losses and share-based payment

25.	Liabilities to credit institutions

For the year ending December 31 (in thousands of U.S. dollars)	2021	2020
Non-current liabilities to credit institutions	-	91,655
Current liabilities to credit institutions, consisting of the following:
—Liabilities to credit institutions	5,987	4,335
—Overdraft facilities	-	1,197
Total	5,987	97,187

During April 2021, the Group entered into a new Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) including a multicurrency revolving credit facility of SEK 3.6 billion (equivalent of USD 397.8 million) with an accordion option of another SEK 850 million (equivalent of USD 93.9 million), subject to the fulfilment of certain conditions and at the lenders’ discretion. For more information, see Note 3.1.3.

At December 31, 2021, the Group has not utilized any loan amounts under the new SRCF agreement. The Liabilities to credit institutions balance at December 31, 2021 is related to outstanding amounts on the EIF Facility which was entered into in October 2019. For more information, see Note 3.1.3.

Collateral

As at December 31, 2020, the Group pledged part of the trade receivables and inventories to fulfil collateral requirements for liabilities to credit institutions of $1.9 million, real estate mortgages of $11.2 million and chattel mortgages of $24.4 million to fulfil the collateral requirements for liabilities to credit institutions. The collateral requirements were terminated during 2021 when the previous credit facility was replaced by the SRCF Agreement described above.

As at December 31, 2021, the Company has pledged shares in its subsidiaries Oatly AB and Cereal Base CEBA AB to fulfil the collateral requirements for liabilities to credit institutions.

There are no other significant terms and conditions associated with the use of collateral.

26.	Other non-current liabilities

For the year ending December 31 (in thousands of U.S. dollars)	2021	2020
Derivatives	-	189
Other non-current liabilities	-	44
Total	-	233

27.	Shareholder loans

During 2020, the Group received a shareholder loan of $87.8 million. The loan was received between January to April 2020. The loan had a nominal interest rate of 15%. The effective interest rate at the dates of receiving the loan was 10% and the difference between the nominal interest rate and the effective interest rate was recognized in equity as a transaction with shareholders at a value of $3.7 million. The loan was originally issued partly in SEK and partly in EUR. At the end of May 2020, the loan was renegotiated, which resulted in half of the EUR amount being converted to USD. The effective interest rate for the USD amount at the time of renegotiation was 8% and the renegotiation resulted in a loss of $0.3 million when derecognizing the EUR part converted to USD. The cost was recognized as a finance cost.

In April 2021, the Company and the majority shareholders extended the final repayment date of the Subordinated Bridge Facilities from April 1, 2021 to the earlier of (a) the date of settlement in respect of the initial public offering of shares (or related instruments) in Oatly Group AB in the U.S. and (b) August 17, 2021. In May 2021, $10.9 million was repaid in cash, and the remainder was converted into 6,124,004 ordinary shares at a price equal to the public price in the initial public offering.

28.	Provisions

The gross change in provisions for the year are as disclosed:

(in thousands of U.S. dollars)	2021	2020
At January 1	7,121	0
Additions: included in the acquisition value of right-of-use assets	3,714	7,040
Charged to the consolidated statement of operations:
Unwinding of discount effect	165	81
Charged to other comprehensive income/(loss):
Exchange differences	33	-
Utilized during the year	-	-
At December 31	11,033	7,121

The provision relates to restoration costs for leased production facilities.

29.	Other current liabilities

For the year ending December 31 (in thousands of U.S. dollars)	2021	2020
Employee withholding taxes	1,694	1,238
Value added tax	7,267	2,949
Other	653	445
Total	9,614	4,632

30.	Accrued expenses

For the year ending December 31 (in thousands of U.S. dollars)	2021	2020
Accrued marketing and sales expenses	19,992	9,545
Accrued personnel expenses	31,487	24,157
Accrued production expenses	30,904	4,576
Accrued variable consideration	12,314	6,258
Other	22,776	15,418
Total	117,473	59,954

31.	Related party disclosures

China Resources Verlinvest Health Investment Limited (Org No 2380741), headquartered in Hong Kong, the People’s Republic of China, owns 45.9% of the ordinary shares in the Group (60.5% in 2020 before the IPO). Related parties are China Resources Verlinvest Health Investment Limited and its subsidiaries, as well as the Board of Directors and key management (senior executives and their associates) in the Oatly Group. Information about key management compensation is found in Note 8.

Subsidiaries

Interests in subsidiaries are set out in Note 13.

Transactions with related parties

For 2021, $0.6 ($0.1) million has been recognized in the consolidated statement of operations for compensation to the Board of Directors.

In December 2021, Oatly entered into a consulting agreement (the “Consulting Agreement”) with Bernard Hours, a non-executive director, pursuant to which Oatly agreed to pay a fixed rate of $0.1 million for services performed through June 2022 pursuant to the Consulting Agreement. No amounts were paid to Mr. Hours in 2021.

For the year ended December 31, 2021, Oatly paid $0.3 million pursuant to a Distribution Agreement with the distribution company Chef Sam, of which Bernard Hours, a member of our Board of Directors, is a 57% owner.

Loans to related parties

During 2016 to 2020, the Group granted warrants to certain members of key management, other employees and to an entity controlled by related parties. In addition to the warrants, the Group issued full recourse loans at a market rate to the participants for the purchase price of the warrants. The balances outstanding relating to certain members of key management was $3.3 million at December 31, 2020. In connection with the Company’s IPO in May 2021, the warrants were exercised, and the loans were repaid by the warrant holders.

Shareholder loans from related parties

The shareholder loans received during 2020 have been completely settled in connection with the Company’s IPO in May 2021. The shareholder loan is described in more detail in Note 27 Shareholder loans.

32.	Changes in liabilities attributable to financing activities

(in thousands of U.S. dollars)	Liabilities to credit institutions	Shareholder loans	Leases	Total
Balance at January 1, 2020	73,727	-	28,866	102,593
Cash flows	10,477	87,828	-6,044	92,261
Non-cash flows:
Addition – leases	-	-	6,250	6,250
Foreign exchange adjustments	12,056	6,957	2,123	21,136
Other changes	927	11,333	-1,051	11,209
Balance at December 31, 2020	97,187	106,118	30,144	233,449
Cash flows	-94,908	-10,941	-9,282	-115,131
Non-cash flows:
Addition – leases	-	-	117,793	117,793
Foreign exchange adjustments	773	3,675	-2,413	2,035
Conversion to shares		-104,108	-	-104,108
Other changes	2,935	5,256	6,977	15,168
Balance at December 31, 2021	5,987	-	143,219	149,206

The Group classifies interest paid as cash flows from operating activities.

33.	Loss per share

	2021	2020
Weighted average number of shares (thousands)	549,080	454,267

Loss per share was calculated as follows:

For the year ending December 31	2021	2020
Loss for the year, attributable to the shareholders of the parent	-212,393	-60,361
Weighted average number of shares (thousands)	549,080	454,267
Basic and diluted loss per share, US $	-0.39	-0.13

Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	2021	2020
Restricted Stock Units (RSU)	1,701,007	-
Stock options	6,958,312	-
Warrants	-	39,857,319

Refer to Note 9 for a description of restricted stock units, stock options and warrants.

34.	Commitments and contingencies

Commitments

Minimum purchase commitments

The Group has several supplier contracts primarily for production and packaging services where minimum purchase commitments exist in the contract terms. The commitments are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used and fixed, minimum or variable price provisions. Historically, the Group’s annual purchase volumes have exceeded the minimum purchase commitments. For the year ended December 31, 2021, the Group had volume shortfalls during the transition to, and ramp-up of, new production facilities. The financial impact of the volume shortfalls was not material.

Leases and property, plant and equipment

The future cash outflows relating to leases that have not yet commenced are disclosed in Note 16.

The Group is committed to two purchase agreements regarding production equipment in Peterborough, UK, under which the Group’s obligations amount to $68.5 million. The production equipment is expected to be delivered in 2022.

Legal contingencies

From time to time, the Group may be involved in various claims and legal proceedings related to claims arising out of the operations. In July and September 2021, three securities class action complaints were filed under the captions Jochims v. Oatly Group AB et al., Case No. 1:21-cv-06360- AKH, Bentley v. Oatly Group AB et al., Case No. 1:21-cv-06485-AKH, and Kostendt v. Oatly Group AB et al., Case No. 1:21-cv-07904-AKH, in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors, alleging violations of the Securities Exchange Act and SEC Rule 10b-5. These actions have been consolidated under the caption In re Oatly Group AB Securities Litigation, Consolidated Civil Action No. 1:21-cv-06360-AKH. The Company disputes each and every claim and intends to defend this matter vigorously.

35.	Events after the end of the reporting period

We closely monitor the course of events regarding the Russian invasion of Ukraine. The invasion primarily affects the population of Ukraine, but also the rest of the world and the uncertainty that the situation entails. Ukraine and Russia are major global suppliers of agricultural products and Russia is a major supplier of fertilizers. We do not purchase ingredients from either Ukraine or Russia. Our assessment is that the situation has no direct impact on our operations but may lead to an indirect impact given the role of Ukraine and Russia as global exporters of agricultural products.

In February 2022, a securities class action complaint was filed under the caption Hipple v. Oatly Group AB et al., Index No. 151432/2022, in the New York County Supreme Court against the Company, certain of its officers and directors (including a former director), among others, alleging violations of the Securities Act of 1933. The Company disputes each and every claim and intends to defend this matter vigorously.

In March 2022, Plaintiffs in In re Oatly Group AB Securities Litigation, Consolidated Civil Action No. 1:21-cv-06360-AKH, the securities class action pending in the United States District Court for the Southern District of New York, filed a consolidated amended complaint against the Company and certain of its officers and directors (including a former director), among others, alleging violations of the Securities Act of 1933, in addition to violations of the Securities Exchange Act of 1934 and SEC Rule 10b-5. The Company disputes each and every claim and intends to defend this matter vigorously.

On March 28, 2022, the SRCF Agreement was amended for the purpose of, among other things,

(i) postponing the application of the minimum EBITDA financial covenant from the third quarter of 2022 to (A) the second quarter of 2023 or (B) provided that the Group has successfully raised capital of at least $400 million by December 31, 2022, the second quarter of 2024,

(ii) lowering the applicable tangible solvency ratio financial covenant levels, and

(iii) introducing further restrictions on dividends from the Company stipulating that, following the exercise of the covenant conversion right, in addition to the requirement that no Event of Default (as defined in the SRCF Agreement) is outstanding or would occur immediately thereafter, any dividend from the Company is subject to the total net leverage ratio being equal to or less than 1.00:1 immediately before and after the making of such dividend.

PARENT COMPANY INCOME STATEMENT

For the year ended 31 December
(in thousands of SEK)	Note	2021	2020
Revenue	37	395,040	141,042
Other operating income		-	150
		395,040	141,192
Operating expenses
Other external expenses	39	-218,282	-45,574
Personnel costs	42	-184,811	-67,271
Other operating expenses		-860	-
Operating loss		-8,913	28,347

Profit from financial items	40
Other interest income and similar items		1,328,970	50,021
Interest expenses and similar income items		-150,469	-149,715
Profit after financial items		1,169,588	-71,347

Profit before tax		1,169,588	-71,347

Year-end appropriations	43	-238,156	-

Tax on profit for the year	41	-	-
		931,432	-71,347
In the Parent Company, there are no items that are reported as other comprehensive income, which is why the total comprehensive income for the period corresponds to the profit for the period.

PARENT COMPANY STATEMENT OF FINANCIAL POSITION

For the year ending December 31 (TSEK)
(in thousands of SEK)	Note	2021	2020
ASSETS
Non-current assets
Financial assets
Shares in group companies	44	4,956,771	2,633,161
Receivables from group companies	45	9,847,706	1,555,978
Other long-term receivables	46	622	48,809

Total fixed assets		14,805,099	4,237,948

Current assets
Short term assets
Receivables from group companies		43,865	16,020
Current tax assets		-	430
Prepaid expenses and accrued income	47	72,703	15,843
Total current receivables		116,568	32,293

Cash and bank balances	48	13,716	536,186
Total current assets		130,283	568,479

TOTAL ASSETS		14,935,383	4,806,427

EQUITY AND LIABILITIES
Equity
Restricted equity
Share capital	53	887	178

Unrestricted equity
Share premium		13,126,053	3,308,513
Retained earnings		778,168	651,992
Profit of the year		931,432	- 71,347
Total equity		14,836,541	3,889,336

Non-current liabilities
Accounts payable		16,897	5,138
Liabilities to shareholders		-	860,314
Other liabilities	51	26,257	7,508
Accrued expenses and prepaid income	52	55,688	44,131
Total short-term liabilities		98,842	917,091
TOTAL EQUITY AND LIABILITIES		14,935,383	4,806,427

PARENT COMPANY STATEMENT OF CHANGES IN EQUITY

		Restricted equity	Non-restricted equity
(in thousands of SEK)	Note	Share capital	Share premium	Retained earnings	Profit of the year	Total Equity
Opening equity, January 1, 2020		161	1,673,040	655,754	-13,705	2,315,250
New share issue		17	1,777,642			1,777,659
Transaction costs			-75,634			-75,634
New warrant issue			22,476			22,476
Shareholders’ contributions			-89,011			-89,011
Share-based remuneration				9,943		9,943
Transfer of last year’s profit or loss				-13,705	13,705	0
Net loss for the year and other comprehensive income					-71,347	-71,347
Closing equity, December 31, 2020		178	3,308,513	651,992	-71,347	3,889,336
Exercise of warrants		59	320,881			320,940
New share issue		97	9,148,824			9,148,921
Transaction costs			- 519,404			- 519,404
Bonus issue		544	- 544			-
Conversion of shareholder loans		9	867,784			867,793
Share-based remuneration				197,523		197,523
Transfer of last year’s profit or loss				- 71,347	71,347	-
Net loss for the year and other comprehensive income					931,432	931,432
Closing equity, December 31, 2021		887	13,126,053	778,168	931,432	14,836,541

PARENT COMPANY STATEMENT OF CASH FLOWS
For the year ending December 31
(in thousands of SEK)	Note	2021	2020
Operating activities
Loss after financial items		1,169,588	-71,347
Adjustments for non-cash items		-1,107,961	108,920
Cost for share-based remuneration		70,224	9,943
Interest not received		-1,328,961	-50,022
Interest not paid		75,002	95,761
Unrealized exchange-rate differences		75,773	53,237
Interest received		2	-
Interest paid		-1,982	-
Tax paid		-524	-292
Cash flow from operating activities before changes in working capital		59,122	37,281
Cash flow from changes in working capital
Change in current receivables		-196,540	-28,210
Change in accounts payable		11,759	5,138
Change in current liabilities		27,396	-31,157
Cash flow from operating activities		-98,263	-16,948

Investing activities
Increase in receivables from Group companies		-6,869,876	-962,264
Received payments from loans to employees		48,419	-
Group contribution paid		-238,155	-
Shareholders’ contributions paid		-2,192,500	-900,901
Cash flow from investing activities		-9,252,112	-1 863 525

Financing activities
Share issue, net after transaction costs		8,629,517	1 702 021
Repayment shareholder loan	50	-91,194	-
Shareholder loans raised	50	-	853,071
Proceeds from warrants		320,940
Warrants redeemed		-	-87,608
Cash flow from financing activities		8,859,261	2 467 484

Cash flow for the year		-491,115	587,011
Cash and cash equivalents on January 1		536,186	8,369
Exchange-rate differences in cash and cash equivalents		-31,356	-59,221
Cash and cash equivalents on December 31		13,715	536,186

36. Parent Company accounting policies

The principal accounting policies used in the preparation of this annual report are set out below. These policies have been consistently applied unless otherwise stated. All amounts are in thousands of SEK unless otherwise stated.

Basis for preparation

The Parent Company’s accounting and valuation policies comply with the Swedish Annual Accounts Act and Swedish Financial Reporting Board recommendation RFR 2 Accounting for Legal Entities. The application of RFR 2 Notes requires that the Parent Company as legal entity shall apply all IFRS adopted by the EU and statements to the extent that this is possible within the framework of the Annual Accounts Act and the Pension Obligations Vesting Act and with consideration to the relationship between accounting and taxation.

The Parent Company applies other accounting policies than the Group in the cases stated below:

Presentation formats

The income statement and balance sheet are presented in accordance with the presentation format prescribed in the Swedish Annual Accounts Act. The presentation format for the statement of changes in equity is also consistent with the Group’s format but shall also include the columns stated in the Swedish Annual Accounts Act. Moreover, there is a difference in terms, compared with the consolidated accounts, mainly regarding financial income and expenses, and equity.

Participations in subsidiaries

Participations in subsidiaries are recognized using the cost method, which means that the investments are recognized in the balance sheet at cost less any impairment. The cost includes acquisition-related costs and any contingent consideration. The recoverable amount is calculated if there is an indication of impairment of participations in subsidiaries. If this value is lower than the carrying amount, an impairment loss is recognized. Impairment is recognized under Profit from participations in Group companies.

Shareholder’s contributions

Shareholders’ contributions paid are recognized in the Parent Company as an increase in the carrying amount of the holding and in the receiving company as an increase in equity.

Group contributions

Group contributions are recognized in accordance with the alternate rules in RFR 2, which mean that Group contributions made and received are recognized as appropriations in profit or loss.

Financial instruments

IFRS 9 is not applied in the Parent Company. Instead, the Parent Company applies the items set out in RFR 2 (IFRS 9 Financial instruments, p. 3-10). Financial instruments are measured based on cost. Financial assets acquired with the intention of holding them on a short-term basis will be recognized in subsequent periods in accordance with the lower value principle at the lower of cost and market value. Derivative instruments with negative fair value are measured at this value.

When calculating the net realizable value of receivables, the policies for impairment testing and loss risk provision in IFRS 9 are applied. For a receivable recognized at amortized cost at the Group level, this means that the loss risk provision recognized in the Group in accordance with IFRS 9 is also to be recognized in the Parent Company.

Leases

The Parent Company has chosen not to apply IFRS 16 Leases but has instead chosen to apply RFR 2. This choice means that no right-of-use assets and lease liabilities are recognized in the balance sheet, but lease payments are recognized as a cost on a straight-line basis over the lease term.

37. Net sales by geographic market/country

The Parent Company receives revenue from the transfer of services at a point in time in the following geographic regions:

For the year ending December 31 (in thousands of SEK)	2021	2020
Net sales per market
Sweden	395,040	141,042

38.	Intra-Group purchases and sales

For the year ending December 31	2021	2020
Percentage of total purchases during the year from other Group companies	-	-
Percentage of total sales during the year to other Group companies	100%	100%

39.	Renumeration to the auditors

For the year ending December 31 (in thousands of SEK)	2021	2020
EY
Audit services	23,963	16,460
Audit related services	6,500	-
Tax advisory services	-	-
Other services	-	-
Total	30,463	16,460

Audit services refer to the examination of the annual accounts and accounting records, as well as the administration of the Board of Directors and the CEO, other tasks incumbent on the Company’s auditor as well as advice and other assistance occasioned by observations made in the course of such examination or the performance of such other tasks.

40.	Financial income and expenses

For the year ending December 31 (in thousands of SEK)	2021	2020
Interest income from Group companies	362,465	49,503
Other interest income	234	518
Exchange rate differences	966,272	-
Total other interest income and similar profit/loss items	1,328,970	50,021
Interest expense to Group companies	18,709	-
Other interest expenses	54,375	95,762
Exchange-rate differences	77,383	52,859
Other financial expenses	2	1,095
Total interest expenses and similar profit/loss items	150,469	149,715

41.	Tax on net profit for the year

For the year ending December 31 (in thousands of SEK)	2021	2020
Total reported tax	-	-

Reconciliation of tax expenses and loss in the accounts, multiplied by current corporate tax rate:
Profit after financial items	1,169,588	-71,347
Estimated Swedish income tax, 20.6% (21.4%)	-240,935	15,268
Non-deductible expense	-9,635	-19,311
Tax losses and other temporary differences for which deferred tax assets are not recognized	250,570	4,766
Tax effect of amended tax rates	-	-723
Total reported tax	-	-

In 2018, it was resolved that corporate tax in Sweden would be reduced in two phases. Corporate tax was lowered from 22.0% to 21.4% for financial years beginning after December 31, 2018. In the next phase, corporate tax will be lowered to 20.6% for financial years beginning after December 31, 2020.

Deferred tax

Deferred tax assets are recognized on tax loss carry-forwards or other deficits to the extent that it is probable that these can be used against future taxable profits. No deferred tax assets have been recognized, since the Parent Company does not believe that the criteria in IAS 12 for recognizing deferred tax have been met.

42.	Employee benefits, etc

The amounts recognized are based on costs recognized in the Parent Company income statement.

Salaries, other benefits and social security contributions – employees
For the year ending December 31 (in thousands of SEK)	2021	2020
Salaries and other remuneration (of which, bonuses)	78,098 (2,098)	37,757 (476)
Social security contributions	22,351	10,794
Share-based remuneration	70,224	9,943
Pension costs – defined-contribution plans	14,138	6,885
Total employee benefits	184,811	65,379

Salaries, other benefits and social security contributions – Board, CEO and other senior executives
For the year ending December 31, (in thousands of SEK)	2021	2020
Salaries and other remuneration (of which, bonuses)	23,104 (2,098)	19,988 (4,873)
Social security contributions	10,398	6,791
Share-based remuneration	60,731	9,943
Pension costs – defined-contribution plans	2,769	3,194
Total remuneration to Board members, CEO and other senior executives	97,002	39,916

For disclosures concerning the notice period for senior executives, refer to Group Note 8.

Average number of employees by geographic division
For the year ending December 31	2021			2020
	Total	Men	Women	Total	Men	Woman
Sweden	53	29	24	21	15	6
Total	53	29	24	21	15	6

Gender distribution in management
For the year ending December 31	2021			2020
	Total	Men	Women	Total	Men	Woman
Board members	13	9	4	9	7	2
CEO and other senior executives	4	4	-	5	4	1
Total	17	13	4	14	11	3

Share-based renumeration

LTI 2021

The Extraordinary General Meeting of the Company held on May 6, 2021 (the "EGM") adopted a long-term incentive program for the Company's board members, management and employees, including qualified consultants who work full time for the Group and over a longer period, called LTI 2021. For more information on the terms of the program, see Group Note 9.

Warrants 2016 - 2020

The Parent Company granted warrants to employees and to a company controlled by related parties (see Group note 31) during the years 2016– 2020. The outstanding warrants as of January 1, 2021 have either been exercised or forfeited during the year.

In 2021, the Parent Company accounted for the estimated and reported value of equity-settled programs issued to employees in other companies in the Group as a capital injection to subsidiaries. The value of shares in subsidiaries increases with the corresponding amount recorded as an increase in equity of the Parent Company.

Shareholder contributions regarding share-based payments during 2021 amount to TSEK 131,110. Share-based payment expenses accounted for in the Parent Company's income statement amounted to TSEK 70,224 in 2021 and TSEK 9,943 in 2020.

43.	Appropriations

Year-end appropriations
For the year ending December 31 (in thousands of SEK)	2021	2020
Provided group contribution to Oatly AB	238,156	-
Total	238,156	-

44.	Participation in Group companies

At December 31 (in thousands of SEK)	2021	2020
Opening balance	2,633,161	1,732,260
Additions
Shareholders’ contributions	2,323,610	900,901
Carrying amount	4,956,771	2,633,161

Refer also to Group Note 13.

45.	Non-current receivables from Group companies

At December 31 (in thousands of SEK)	2021	2020
Opening balance	1,555,978	621,808
Additional receivables	6,972,374	963,325
Interest	353,903	49,503
Currency adjustments	965,451	-78,658
Closing balance	9,847,706	1,555,978

46.	Other non-current receivables

At December 31 (in thousands of SEK)	2021	2020
Loans to employees	-	41,452
Other receivables	622	7,357
Closing balance	622	48,809

This item comprises loans to employees. For more information, refer to Group Note 31.

47.	Prepaid expenses and accrued income

At December 31 (in thousands of SEK)	2021	2020
Prepaid lease payments	19	-
Prepaid insurance premiums	71,187	3,274
Prepaid IT costs	907	-
Prepaid expenses for listing	-	12,569
Other prepaid expenses	590	-
Total	72,703	15,843

48.	Cash and bank balances

At December 31 (in thousands of SEK)	2021	2020
Bank deposits	570	536,186
Cash pool	13,146	-
Total	13,716	536,186

49.	Leases

Assumptions pertaining to leases

The Parent Company rents vehicles under non-cancellable operating leases. The lease terms vary between one and three years, and most leases can be extended at the end of the lease term for a fee that is in accordance with a market-based fee.

Lease expenses totaling KSEK 435 (341) were included in profit or loss for the 2021 financial year.

Future total minimum lease payments for non-cancellable leases are as follows:

For the year ending December 31 (in thousands of SEK)	2021	2020
Due for payment within 1 year	376	414
Due for payment between 1 and 5 years	135	604
Due for payment in more than 5 years	-	-
Total	511	1018

50.	Changes in liabilities attributable to financing activities

(in thousands of SEK)	Shareholder loans
Opening balance, January 1, 2020
Cash flows	853,072
Non-cash items:
Accrued interest	95,761
Currency adjustments	-88,520
Closing balance, December 31, 2020	860,314
Cash flows	-91,194
Non-cash items:
Accrued interest	54,311
Currency adjustments	44,362
Conversion to shares	-867,793
Closing balance, December 31, 2021	-

51.	Other non-current liabilities

At December 31 (TSEK)	2021	2020
Employee withholding taxes	2,804	1,302
Value added tax	19,327	6,206
Social security expenses, LTIP	4,125	-
Total	26,257	7,508

52.	Accrued expenses and deferred income

At December 31 (in thousands of SEK)	2021	2020
Accrued holiday pay	14,415	13,043
Accrued personnel costs	16,932	6,412
Other accrued expenses	24,341	24,676
Total	55,688	44,131

53.	Share capital

The Company's share capital as of December 31, 2021 was divided into 591,777,001 ordinary shares with a par value of SEK 0.0015 per share. All shares entitle to one vote each. Refer to Group Note 24 for information on the Parent Company’s share capital.

54.	Pledged assets and contingent liabilities

The Parent Company has pledged investments in subsidiaries to fulfill collateral requirements for liabilities to credit institutions and leases located in subsidiaries.

Per 31 December (in thousands of SEK)	2021	2020
Guarantees - liabilities to credit institutions	18,000	1,990,961
Guarantees - leasing commitments	28,123	-
Total	46,123	1,990,961

55.	Related party disclosures

For related-party transactions and information on loans issued to related parties, refer to Group Note 31.

56.	Significant events after the financial year

For significant events after the financial year, refer to Group Note 35.

57.	Proposed appropriation of profits

The Board of Directors proposes that profits available for distribution (SEK):
Retained earnings	13,904,221,257
Profit for the year	931,432,418
14,835,653,675

Be appropriated as follows to be carried forward	14,835,653,675

The Board of Directors and CEO affirm that the consolidated accounts have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the EU, and provide a true and fair view of the Group’s profit and financial position. The Annual Report has been prepared in accordance with generally accepted accounting policies and provides a true and fair view of the Parent Company’s profit and financial position.

The administration report for the Group and the Parent Company provides a fair review of the development of the Group’s and Parent Company’s operations, profit and financial position and describes material risks and uncertainty factors faced by the Parent Company and the companies included in the Group.

The Consolidated Income Statement and Consolidated Balance Sheet and the Parent Company Income

Statement and Parent Company Balance Sheet will be subject to adoption at the AGM on June 16, 2022.

Malmö 2022-05-24

__________________	__________________	__________________
Eric Melloul	Mattias Klintemar	Frances Rathke
Chairman of the Board

__________________	__________________	__________________
Steven Chu	Wu Yawen	Po Sing Lai

__________________	__________________	__________________
Bernard Hours	Fredrik Berg	Ann Chung

__________________	__________________	__________________
Hannah Jones	Tim Zhang	Toni Petersson
CEO

Audit report submitted 2022-05- Ernst & Young AB Erik Sandström Authorized Public Accountant